SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1    YPF S.A.’s Condensed Interim Consolidated Financial Statements as of September 30, 2023 and Comparative Information (Unaudited).

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
BONAR	Argentine Treasury Bonds (Bonos de la Nación Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A. “IEASA”)
FACPCE	Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JO	Joint operation
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquified natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
NO	Negotiable obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint venture Oleoducto Loma Campana – Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10.
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
TFN	National Fiscal Court (Tribunal Fiscal de la Nación)
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
WEM	Wholesale Electricity Market
WI	Working interest
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 47 beginning on January 1, 2023.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of crude oil, natural gas and other minerals and refining, commercialization and distribution of crude oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 30, 2021 registered with the Argentine Registry of Companies (Inspección General de Justicia) on August 5, 2021 under No. 12,049, Book 103 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930

PABLO GERARDO GONZÁLEZ President

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022 (UNAUDITED) (Amounts expressed in millions of pesos)

	Notes	September 30, 2023	December 31, 2022
ASSETS
Non-current assets
Intangible assets	8	129,777	68,052
Property, plant and equipment	9	6,525,018	3,100,306
Right-of-use assets	10	176,186	95,748
Investments in associates and joint ventures	11	642,511	337,175
Deferred income tax assets, net	18	5,941	3,010
Other receivables	13	70,905	36,468
Trade receivables	14	1,136	1,027
Investments in financial assets	15	3,755	35,664

Total non-current assets		7,555,229	3,677,450

Current assets
Inventories	12	616,537	307,766
Contract assets	25	2,730	148
Other receivables	13	169,217	143,231
Trade receivables	14	521,616	266,201
Investments in financial assets	15	63,461	56,489
Cash and cash equivalents	16	452,755	136,874

Total current assets		1,826,316	910,709

TOTAL ASSETS		9,381,545	4,588,159

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,820	6,306
Retained earnings		3,833,000	1,844,724

Shareholders’ equity attributable to shareholders of the parent company		3,837,820	1,851,030

Non-controlling interest		47,678	17,274

TOTAL SHAREHOLDERS’ EQUITY		3,885,498	1,868,304

LIABILITIES
Non-current liabilities
Provisions	17	762,688	455,213
Deferred income tax liabilities, net	18	362,301	306,708
Income tax liability	18	3,778	4,588
Taxes payable	19	162	185
Salaries and social security	20	426	215
Lease liabilities	21	85,632	48,224
Loans	22	2,308,899	1,053,196
Other liabilities	23	37,649	3,302
Accounts payable	24	1,838	1,319

Total non-current liabilities		3,563,373	1,872,950

Current liabilities
Provisions	17	67,104	34,981
Contract liabilities	25	48,233	13,577
Income tax liability	18	9,400	4,711
Taxes payable	19	55,561	30,660
Salaries and social security	20	87,898	52,622
Lease liabilities	21	101,512	52,061
Loans	22	540,126	201,808
Other liabilities	23	40,405	2,359
Accounts payable	24	982,435	454,126

Total current liabilities		1,932,674	846,905

TOTAL LIABILITIES		5,496,047	2,719,855

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,381,545	4,588,159

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(Amounts expressed in millions of pesos, except per share information, expressed in pesos)

		For the nine-month periods ended September 30,		For the three-month periods ended September 30,
	Notes	2023	2022	2023	2022
Net income
Revenues	25	3,330,718	1,739,973	1,473,630	742,552
Costs	26	(2,745,702)	(1,241,107)	(1,250,786)	(527,339)

Gross profit		585,016	498,866	222,844	215,213

Selling expenses	27	(359,008)	(179,598)	(160,553)	(76,245)
Administrative expenses	27	(140,246)	(58,369)	(68,062)	(24,377)
Exploration expenses	27	(11,032)	(5,269)	(5,487)	(2,593)
Impairment of property, plant and equipment	9	(176,769)	(14,108)	(176,769)	(14,108)
Other net operating results	28	3,901	(5,305)	1,640	(2,478)

Operating profit / (loss)		(98,138)	236,217	(186,387)	95,412

Income from equity interests in associates and joint ventures	11	51,978	46,732	13,182	19,038

Financial income	29	626,839	173,132	324,542	87,286
Financial costs	29	(623,765)	(190,023)	(291,758)	(86,026)
Other financial results	29	151,244	28,827	68,466	15,478

Net financial results	29	154,318	11,936	101,250	16,738

Net profit / (loss) before income tax		108,158	294,885	(71,955)	131,188

Income tax	18	(28,758)	(82,223)	7,557	(39,006)

Net profit / (loss) for the period		79,400	212,662	(64,398)	92,182

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(98,006)	(21,395)	(49,826)	(10,680)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		112,110	36,770	52,207	17,568
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		1,925,176	414,370	1,054,844	215,184

Other comprehensive income for the period		1,939,280	429,745	1,057,225	222,072

Total comprehensive income for the period		2,018,680	642,407	992,827	314,254

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		66,714	211,586	(65,579)	91,896
Non-controlling interest		12,686	1,076	1,181	286
Other comprehensive income for the period attributable to:
Shareholders of the parent company		1,921,562	424,240	1,048,339	219,559
Non-controlling interest		17,718	5,505	8,886	2,513
Total comprehensive income for the period attributable to:
Shareholders of the parent company		1,988,276	635,826	982,760	311,455
Non-controlling interest		30,404	6,581	10,067	2,799
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	170.37	538.25	(167.55)	233.72

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)
(Amounts expressed in millions of pesos)

	For the nine-month period ended September 30, 2023
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)		Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,915	6,072	18	29	289		(4,499)		(158)	640	6,306
Accrual of share-based benefit plans (3)	-	-	-	-	392		-		-	-	392
Repurchase of treasury shares	-	-	-	-	-		-		-	-	-
Settlement of share-based benefit plans	4	5	(4)	(5)	(543)		(1,062)		(273)	-	(1,878)
As decided by the Shareholders´ Meeting on April 28, 2023:
- Constitution of reserves	-	-	-	-	-		-		-	-	-
Other comprehensive income	-	-	-	-	-		-		-	-	-
Net profit for the period	-	-	-	-	-		-		-	-	-

Balance at the end of the period	3,919	6,077	14	24	138		(5,561)		(431)	640	4,820

	Retained earnings								Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses		Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	139,275	-	-	-	704,235		1,001,214	(4)	1,851,030	17,274	1,868,304
Accrual of share-based benefit plans (3)	-	-	-	-	-		-		392	-	392
Repurchase of treasury shares	-	-	-	-	-		-		-	-	-
Settlement of share-based benefit plans	-	-	-	-	-		-		(1,878)	-	(1,878)
As decided by the Shareholders´ Meeting on April 28, 2023:
- Constitution of reserves	-	40,000	942,959	6,215	-		(989,174)		-	-	-
Other comprehensive income	135,602	38,976	918,212	6,016	686,299		136,457		1,921,562	17,718	1,939,280
Net profit for the period	-	-	-	-	-		66,714		66,714	12,686	79,400

Balance at the end of the period	274,877	78,976	1,861,171	12,231	1,390,534	(1)	215,211	(4)	3,837,820	47,678	3,885,498

(1)

Includes 1,569,103 corresponding to the effect of the translation of the shareholders’ contributions (see Note 36), (600,705) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (421,689) corresponding to the effect of the translation to YPF´s presentation currency) and 422,136 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 238,070 corresponding to the effect of the translation to YPF´s presentation currency). See Note 2.b.1) to the annual consolidated financial statements and Note 2.b).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 38.
(4)

Includes 24,462 and 12,040 restricted to the distribution of unappropiated retained earnings and losses as of September 30, 2023 and December 31, 2022, respectively. See Note 2.b.16) to the annual consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED) (cont.)
(Amounts expressed in millions of pesos)

	For the nine-month period ended September 30, 2022
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,931	6,095	2	6	372		(493)	(49)	640	10,504
Modification to the balance at the beginning of the fiscal year (4)	-	-	-	-	-		-	-	-	-

Balance at the beginning of the fiscal year modified	3,931	6,095	2	6	372		(493)	(49)	640	10,504
Accrual of share-based benefit plans (3)	-	-	-	-	117		-	-	-	117
Repurchase of treasury shares	(5)	(7)	5	7	-		(847)	-	-	(847)
Settlement of share-based benefit plans	3	7	(3)	(7)	(355)		239	(97)	-	(213)
As decided by the Shareholders´ Meeting on April 29, 2022:
- Absorption of accumulated losses	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net profit for the period	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,929	6,095	4	6	134		(1,101)	(146)	640	9,561

	Retained earnings							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	-	-	-	883,589		(56,208)	839,892	8,226	848,118
Modification to the balance at the beginning of the fiscal year (4)	78,714	-	-	-	(486,589)		407,875	-	-	-

Balance at the beginning of the fiscal year modified	80,721	-	-	-	397,000		351,667	839,892	8,226	848,118
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	117	-	117
Repurchase of treasury shares	-	-	-	-	-		-	(847)	-	(847)
Settlement of share-based benefit plans	-	-	-	-	-		-	(213)	-	(213)
As decided by the Shareholders´ Meeting on April 29, 2022:
- Absorption of accumulated losses	-	-	-	-	-		-	-	-	-
Other comprehensive income	35,082	-	-	-	188,355		200,803	424,240	5,505	429,745
Net profit for the period	-	-	-	-	-		211,586	211,586	1,076	212,662

Balance at the end of the period	115,803	-	-	-	585,355	(1)	764,056	1,474,775	14,807	1,489,582

(1)

Includes 657,198 corresponding to the effect of the translation of the shareholders’ contributions (see Note 36), (202,133) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (134,504) corresponding to the effect of the translation to YPF´s presentation currency) and 130,290 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 56,123 corresponding to the effect of the translation to YPF´s presentation currency). See Note 2.b.1) to the annual consolidated financial statements and Note 2.b).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 38.
(4)	See Note 2.b).

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)
(Amounts expressed in millions of pesos)

	For the nine-month periods ended September 30,
	2023	2022
Cash flows from operating activities
Net profit	79,400	212,662
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(51,978)	(46,732)
Depreciation of property, plant and equipment	573,731	226,938
Amortization of intangible assets	8,439	4,295
Depreciation of right-of-use assets	40,687	18,910
Retirement of property, plant and equipment and intangible assets and consumption of materials	66,701	35,915
Charge on income tax	28,758	82,223
Net increase in provisions	76,787	31,248
Impairment of property, plant and equipment	176,769	14,108
Effect of changes in exchange rates, interest and others	(71,488)	(5,019)
Share-based benefit plans	3,803	574
Changes in assets and liabilities:
Trade receivables	(67,263)	(63,891)
Other receivables	17,230	(8,600)
Inventories	3,653	(61,767)
Accounts payable	192,292	49,781
Taxes payables	834	15,725
Salaries and social security	13,333	2,804
Other liabilities	13,934	(2,841)
Decrease in provisions due to payment/use	(118,900)	(13,367)
Contract assets	(3,956)	1,060
Contract liabilities	20,706	23,934
Dividends received	58,450	7,796
Proceeds from collection of profit loss insurance	62	116
Income tax payments	(3,288)	(972)

Net cash flows from operating activities (1) (2)	1,058,696	524,900

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(1,017,251)	(322,612)
Contributions and acquisitions of interests in associates and joint ventures	(1,174)	(40)
Proceeds from sales of financial assets	137,419	49,261
Payments from purchase of financial assets	(66,621)	(77,340)
Interests received from financial assets	18,548	6,042
Proceeds from sales of WI of areas and assets	3,392	723

Net cash flows used in investing activities	(925,687)	(343,966)

Financing activities: (3)
Payments of loans	(280,920)	(85,115)
Payments of interests	(124,069)	(58,140)
Proceeds from loans	585,687	45,068
Account overdraft, net	(2,898)	(794)
Repurchase of treasury shares	-	(847)
Payments of leases	(65,441)	(31,130)
Payments of interests in relation to income tax	(1,658)	(665)

Net cash flows from / (used in) financing activities	110,701	(131,623)

Effect of changes in exchange rates on cash and cash equivalents	72,171	10,804

Increase in cash and cash equivalents	315,881	60,115

Cash and cash equivalents at the beginning of the fiscal year	136,874	62,678
Cash and cash equivalents at the end of the period	452,755	122,793

Increase in cash and cash equivalents	315,881	60,115

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.
(2)

Includes 36,141 and 18,740 for the nine-month periods ended September 30, 2023 and 2022, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month periods ended September 30,
	2023	2022
Unpaid acquisitions of property, plant and equipment	190,543	59,949
Additions of right-of-use assets	49,100	22,686
Capitalization of depreciation of right-of-use assets	12,372	5,174
Capitalization of financial accretion for lease liabilities	2,310	1,398

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of pesos, except for shares and per share amounts expressed in pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Gas and Power, Industrialization and Commercialization businesses.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of September 30, 2023:

YPF
(Argentina)
OPESSA (1)
(Argentina)
100%
Refinor
(Argentina)
50%
Profertil
(Argentina)
50%
YPF Gas
(Argentina)
33.99%
YPF Chile (1)
(Chile)
100%
YPF Brasil (1)
(Brazil)
100%
Eleran
(Spain)
100%
AESA (1)
(Argentina)
100%
MEGA
(Argentina)
38%
METROGAS (2)
(Argentina)
70%
95%
Metroenergía
(Argentina)
5%
YPF Holdings
(United States of America)
100%
YPF Ventures
(Argentina)
100%
CT Barragán
(Argentina)
50%
51%
YTEC
(Argentina)
75%
YPF EE (1)
(Argentina)
Luz Del León (1)
(Argentina)
100%
42.86%
Y-LUZ (3)
(Argentina)
100%
IDS
(Argentina)
27.30%
69.99%
10.25%
CDS
(Argentina)
100%
YPF International (1)
(Bolivia)
37%
OLDELVAL
(Argentina)
36%
OTC
(Chile)
36%
OTA
(Argentina)
30%
Oiltanking
(Argentina)
33.15%
Termap
(Argentina)
85%
OLCLP
(Argentina)

(1)	Held directly and indirectly.
(2)	See Note 35.c.3) to the annual consolidated financial statements.
(3)

On April 13, 2023, YPF EE, through its subsidiary Y-LUZ, completed the purchase from Enel Américas S.A. of 57.14% of common shares of IDS, taking control of IDS and its subsidiary CDS as of said date. Simultaneously, through a joint purchase agreement signed with Pan American Sur S.A. (“PAS”), Y-LUZ transferred shares representing 29.84% of the capital stock of IDS to PAS.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of September 30, 2023, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Gas and Power

-	Industrialization

-	Commercialization

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interests in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of the Company for the nine-month period ended September 30, 2023 are presented in accordance with IAS 34 “Interim Financial Reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2022 (“annual consolidated financial statements”) presented in accordance with IFRS as issued by the IASB.

Moreover, some additional information required by the LGS and/or CNV’s regulations have been included.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 8, 2023.

These condensed interim consolidated financial statements corresponding to the nine-month period ended September 30, 2023 are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the nine-month period ended September 30, 2023 does not necessarily reflect the proportion of the Group’s full-year Net Income.

2.b) Significant accounting policies

The significant accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 18.

Functional and presentation currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, in accordance with the provisions of the LGS and the regulation of the CNV, the Company must present its financial statements in pesos.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

On October 28, 2022, CNV General Resolution No. 941/2022 was published in the BO, which introduced certain provisions for issuers whose functional currency differs from the legal currency in Argentina, which for their own transactions develop presentation and disclosure accounting policies in which the translation differences originated in the retained earnings and reserves accounts are filed in line with the items originating them. As a consequence of this Resolution, from fiscal year ended December 31, 2022, the Company’s Board of Directors decided, as an accounting policy, to directly classify and accumulate translation differences generated by retained earnings at the beginning and end of the fiscal year in the items of “Legal reserves”, “Reserve for future dividends”, “Reserve for investments”, “Reserve for purchase of treasury shares” and “Unappropriated retained earnings and losses”, in the Shareholders’ Equity, in compliance with the provisions of Note 2.b.1) to the annual consolidated financial statements. For the sake of uniformity of the comparative information reported in the statement of changes in shareholders’ equity, translation differences accumulated in “Other comprehensive income” have been appropriated to the aforementioned equity items as of September 30, 2022, in compliance with IAS 8 “Accounting policies, changes in accounting estimates and errors”.

Effects of the translation of investments in subsidiaries, associates and joint ventures with a functional currency corresponding to a hyperinflationary economy

The results and financial position of subsidiaries with the peso as functional currency are translated into U.S. dollars by the following procedures: All amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) are translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which are presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts are not adjusted to reflect subsequent variations in the general level of prices or exchange rates). Thus, the effect of the restatement of comparative amounts is recognized in “Other comprehensive income” in the consolidated statement of comprehensive income.

These criteria are also implemented by the Company for its investments in associates and joint ventures.

Adoption of new standards and interpretations effective as from January 1, 2023

The Company has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of September 30, 2023, as described in Note 2.b.26) to the annual consolidated financial statements. New and revised standards and interpretations which had a significant impact on these condensed interim consolidated financial statements are described below:

•    Amendments to IAS 12 “Income taxes” - Deferred tax related to assets and liabilities arising from a single transaction

The amendments introduce an exception to the initial recognition exemption, with specifications on how entities should account for the income tax and the deferred tax in transactions in which the initial recognition of assets and liabilities give rise, at the same time, to equal amounts of taxable and deductible temporary differences. Therefore, in transactions where an asset and a liability are recognized, for example in relation to leases and abandonment or decommissioning obligations, the deferred tax generated by such transactions should be recognized.

On January 1, 2023, in compliance with the amendments mentioned above, the Group breaks down deferred tax assets and liabilities arising from right-of-use-assets and lease liabilities. Also, the comparative information for fiscal year ended December 31, 2022 has been restated in compliance with IAS 12 amendments (see Note 18). However, this had no effect on initial retained earnings.

•    Amendments to IAS 12 - International Tax Reform - Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12 related to the Pillar Two Model Rules of the International Tax Reform (“Reform”) developed by the Organization for Economic Co-operation and Development (“OECD”), which are applicable to fiscal years beginning on or after January 1, 2023.

These amendments introduce a temporary exception to the requirements of IAS 12, allowing an entity not to recognize or disclose information about deferred taxes arising from the income tax effects of applying the Reform. Additionally, it requires certain additional disclosures in the annual financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

As of the closing date of these condensed interim consolidated financial statements, the abovementioned amendments have had no effects on the Group as there is no tax regulatory framework related to such Reform in the jurisdictions where the Group operates. However, the Group is monitoring possible future changes in tax regulations.

Standards and interpretations issued by the IASB as from January 1, 2023, the application of which is not mandatory as of the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

On August 15, 2023, CNV General Resolution No. 972/2023 was published in the BO, which provides that the earlier application of the IFRS and/or their amendments will not be allowed, unless specifically allowed by the CNV.

•    Amendments to IAS 7 “Statement of cash flows” and IFRS 7 “Financial instruments: Disclosures” - Supplier finance arrangements

In May 2023, the IASB issued amendments to IAS 7 and IFRS 7 related to supplier finance arrangements, which are applicable to fiscal years beginning on or after January 1, 2024.

These amendments introduce new disclosure requirements of qualitative and quantitative information in the annual financial statements related to the mentioned supplier finance arrangements, such as contractual terms, carrying amounts of financial liabilities, settlements made, maturity dates, etc. The amendments do not require comparative information disclosure.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is analyzing the effects of implementing these amendments, even though it does not expect them to have a significant impact on its financial statements.

•    Amendments to IAS 21 “Effects of changes in foreign exchange rates” - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 related to the methodology to be applied where there is a lack of exchangeability between two currencies, which are applicable for reporting periods beginning on or after January 1, 2025.

These amendments eliminate the applicable methodology described in IAS 21 where there was a temporary lack of exchangeability between currencies, and introduce the definition of exchangeability between currencies and an analysis approach that requires each entity to identify whether a currency is exchangeable into another currency for each specific purpose for which such currency would be obtained following a series of parameters, such as an assessment of whether the currency is obtained within an ordinary administrative period, the ability to obtain said currency, among others. Once the absence of exchangeability between currencies has been identified, the exchange rate should be estimated to represent that which would be obtained in an orderly transaction between market participants and which reflects economic conditions. These amendments do not specify a methodology for estimating the exchange rate to be used, which must be developed by each entity.

Additionally, these amendments incorporate disclosure requirements such as a description of the restrictions giving rise to the absence of exchangeability, a qualitative and quantitative description of the transactions involved, the types of exchange rates used and their estimation method, a description of the risks to which the entity is exposed due to the absence of exchangeability, among others.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is evaluating the effects of implementing these amendments.

2.c) Accounting estimates and judgments

The preparation of financial statements at a certain date requires the Company to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the closing date of these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

2.    BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by the Company in applying the accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b) and 2.c) to the annual consolidated financial statements.

Review of impairment indicators of property, plant and equipment

As explained in Notes 2.b.8) and 2.b.9) to the annual consolidated financial statements, as a general criteria, the method used to estimate the recoverable amount of Property, plant and equipment consists of estimating the value-in-use based on the future expected cash flows arising from the use of such assets, discounted at a rate that reflects the weighted average cost of the capital employed.

Regarding interim periods, IAS 34 requires entities to apply the impairment testing of assets. When an entity has previously recognized impairment losses of assets, it is necessary to review the calculations made at the end of the period if the indicators that gave rise to such losses continue to remain present. To such end, the entity shall revise the existence of significant indicators of impairment or reversals since the end of the last fiscal year and determine whether it has to proceed or not with such impairment testing of assets.

2.d) Comparative information

Amounts and other information corresponding to the year ended December 31, 2022 and to the nine-month period ended September 30, 2022 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, changes in comparative figures as mentioned in Notes 2.b), 6 and 25 and certain additional disclosures of non-significant information have been made.

Additionally, as of the year ended December 31, 2022 the Group has made a change in the turnover tax charge presentation in the “Taxes, charges and contributions” line under “Selling expenses” (see Note 27), which was previously included in “Revenues”. The comparative information for the nine and three-month periods ended September 30, 2022 has been restated. “Revenues” and “Selling expenses” increased by 54,033 and 22,792, respectively. This change had no effect on the Group’s statement of financial position, statement of changes in shareholders’ equity, statement of cash flows, operating profit or loss and net profit or loss.

3.    SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at a higher price.

4.    ACQUISITIONS AND DISPOSITIONS

During the nine-month period ended September 30, 2023, there were no significant acquisitions and dispositions.

5.    FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the nine-month period ended September 30, 2023, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

5.  FINANCIAL RISK MANAGEMENT (cont.)

•    Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 16, 32 and 33 to the annual consolidated financial statements and Notes 17, 33 and 34.

The Group monitors compliance with covenants on a quaterly basis. As of September 30, 2023, the Group is in compliace with its covenants.

It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken with Industrial and Commercial Bank of China Limited - Dubai Branch and Itaú Unibanco - Miami Branch, the interest coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of September 30, 2023.

6.    BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. This organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group. Business segment information is presented consistently with the manner of reporting the information used by the highest decision-making authority to allocate resources and assess business segment performance.

As mentioned in Note 5 to the annual consolidated financial statements, business segment information is presented in U.S. dollars, the Company’s functional currency (see Note 2.b.1) to the annual consolidated financial statements).

Due to the division of the Downstream Vice Presidency into the Commercialization Vice Presidency and the Industrialization Vice Presidency, from this fiscal year the new management scope of these new business units has been defined. These organizational changes resulted in a modification of the business segment structure in accordance with the manner in which the highest decision-making authority allocates resources and assesses the performance of such segments, dividing the Downstream segment into the Commercialization segment and the Industrialization segment, which, in addition, implied readjustments in the composition and definition of the businesses of the other segments. These business segment changes did not affect the CGUs defined in Note 2.b.8) to the annual consolidated financial statements.

In consideration of the above paragraphs, the comparative information for fiscal year ended December 31, 2022, and the period ended September 30, 2022, has been restated.

The business segment structure is organized as follows:

•    Upstream

The Upstream segment performs all activities related to the exploration and exploitation and production of crude oil, natural gas and frac sand for well drilling.

Its revenues are largely derived from: (i) the sale of the crude oil produced to the Industrialization and Commercialization segments; (ii) the sale of the natural gas produced to the Commercialization segment; and (iii) the sale of the natural gas retained in plant to the Gas and Power and Commercialization segments.

This segment incurs all costs related to the activities mentioned above.

On January 1, 2023 certain assets related to the exploration, exploitation and production of frac sand for well-drilling, which were formerly included in Central Administration and Others, were assigned to the Upstream segment. In addition, the comparative information for fiscal year ended December 31, 2022 and the period ended September 30, 2022, has been restated.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

6.   BUSINESS SEGMENT INFORMATION (cont.)

•    Gas and Power

The Gas and Power segment performs activities related to: (i) commercial and technical operation of the LNG regasification terminals in Escobar and Bahía Blanca, by hiring regasification vessels; (ii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane; (iii) distribution of natural gas through our subsidiary Metrogas; and (iv) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, it undertakes activities related to: (i) separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

Its revenues are largely derived from the distribution of natural gas through our subsidiary Metrogas, the sale of propane, butane and, marginally, the sale of natural gas produced and storaged to the Commercialization segment, the sale of gasoline to the Industrialization segment and the provision of LNG regasification services.

This segment incurs all costs related to the activities mentioned above, including the purchase of natural gas retained in plant from the Upstream segment and of natural gas from the Commercialization segment for the distribution of natural gas through our subsidiary Metrogas.

On January 1, 2023, as a consequence of the organizational changes described above, the activities related to the sale of natural gas as producers were assigned to the Commercialization segment. In addition, the comparative information for fiscal year ended December 31, 2022 and the period ended September 30, 2022, has been restated.

•    Industrialization

The Industrialization segment performs activities related to: (i) crude oil refining and petrochemical production, and (ii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels.

Its revenues are derived primarily from the sale of refined and petrochemical products to the Commercialization segment and, marginally, from their sale to third parties.

This segment incurs all costs related to the activities mentioned above, including the purchase of crude oil from the Upstream segment and third parties, the purchase of gasoline from the Gas and Power segment and of natural gas to be consumed in the refinery and petrochemical industrial complexes from the Commercialization segment.

As of January 1, 2023, as a result of the organizational changes mentioned above, the Downstream segment is divided into the Commercialization segment and the Industrialization segment. In addition, the comparative information for the fiscal year ended December 31, 2022 and the period ended September 30, 2022, has been restated.

•    Commercialization

The Commercialization segment develops activities related to: (i) customer portfolio management; (ii) commercialization of crude oil and refined and petrochemical products; (iii) sale of natural gas, as producers, to third parties and to the Gas and Power and Industrialization segments; (iv) the purchase from third parties of specialties for the agribusiness industry; and (v) commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are largely derived from the commercialization of crude oil, refined and petrochemical products, natural gas as producers, specialties for the agribusiness industry and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industry, Agri, Lubricants and Specialties and Commercial Networks), LPG, Natural Gas, Chemicals, International Trade and Transportation.

This segment incurs all expenses related to the activities mentioned above, including the purchase of refined products from the Industrialization segment and third parties, petrochemical products from the Industrialization segment, propane and butane from the Gas and Power segment, and crude oil and natural gas from the Upstream segment, and the transportation of these products to the different sales channels.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

6.   BUSINESS SEGMENT INFORMATION (cont.)

As of January 1, 2023, as result of the organizational changes described above, the Downstream segment is divided into the Commercialization segment and the Industrialization segment, and all activities related to the commercialization of natural gas as producers, formerly performed by the Gas and Power segment, were assigned to the Commercialization segment. In addition, the comparative information for fiscal year ended December 31, 2022 and the period ended September 30, 2022, has been restated.

•    Central Administration and Others

This segment covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars								In millions of pesos
	Upstream		Gas and Power	Industrialization	Commercialization	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the nine-month period ended September 30, 2023
Revenues	137		561	184	12,017	218	-	13,117	3,330,718
Revenues from intersegment sales	5,507		138	8,584	264	788	(15,281)	-	-

Revenues	5,644		699	8,768	12,281	1,006	(15,281)	13,117	3,330,718

Operating profit / (loss)	(217)	(3)	24	250	204	(248)	156	169	(98,138)
Income from equity interests in associates and joint ventures	-		206	20	1	-	-	227	51,978

Net financial results								348	154,318
Net profit before income tax								744	108,158
Income tax								(160)	(28,758)
Net profit for the period								584	79,400

Acquisitions of property, plant and equipment	3,182		136	756	61	83	-	4,218	1,127,262
Acquisitions of right-of-use assets	142		18	4	15	-	-	179	49,100

Other income statement items
Depreciation of property, plant and equipment (2)	1,865		40	307	39	47	-	2,298	573,731
Amortization of intangible assets	-		8	22	-	-	-	30	8,439
Depreciation of right-of-use assets	98		14	45	9	-	(1)	165	40,687
Impairment of property, plant and equipment	506		-	-	-	-	-	506	176,769

Balance as of September 30, 2023
Assets	12,275		2,882	7,081	2,612	2,019	(22)	26,847	9,381,545

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars								In millions of pesos
	Upstream		Gas and Power	Industrialization	Commercialization	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the nine-month period ended September 30, 2022
Revenues	135		546	128	13,098	205	-	14,112	1,739,973
Revenues from intersegment sales	5,360		156	9,181	219	561	(15,477)	-	-

Revenues	5,495		702	9,309	13,317	766	(15,477)	14,112	1,739,973

Operating profit / (loss)	901	(3)	63	1,031	331	(225)	(61)	2,040	236,217
Income from equity interests in associates and joint ventures	-		373	13	2	-	-	388	46,732

Net financial results								8	11,936
Net profit before income tax								2,436	294,885
Income tax								(666)	(82,223)
Net profit for the period								1,770	212,662

Acquisitions of property, plant and equipment	2,144		43	445	46	93	-	2,771	351,316
Acquisitions of right-of-use assets	136		-	-	42	-	-	178	22,686

Other income statement items
Depreciation of property, plant and equipment (2)	1,429		37	305	41	63	-	1,875	226,938
Amortization of intangible assets	-		10	21	-	2	-	33	4,295
Depreciation of right-of-use assets	100		15	4	41	-	(4)	156	18,910
Impairment of property, plant and equipment	98		-	-	-	-	-	98	14,108

Balance as of December 31, 2022
Assets	11,528		2,797	6,732	3,216	1,807	(168)	25,912	4,588,159

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes US$ (15) million and US$ (14) million of unproductive exploratory drillings as of September 30, 2023 and 2022.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

7.  FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of September 30, 2023 and December 31, 2022, and their allocation to their fair value levels:

	As of September 30, 2023
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	27,130	-	-	27,130

	27,130	-	-	27,130

Cash and cash equivalents:
- Mutual funds	84,243	-	-	84,243

	84,243	-	-	84,243

	111,373	-	-	111,373

	As of December 31, 2022
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	13,029	-	-	13,029

	13,029	-	-	13,029

Cash and cash equivalents:
- Mutual funds	59,524	-	-	59,524

	59,524	-	-	59,524

	72,553	-	-	72,553

(1)	See Note 15.

The Group has no financial liabilities measured at fair value with changes in results.

Fair value estimates

During the nine-month period ended September 30, 2023, there have been no changes in macroeconomic circumstances that significantly affect the Group’s financial instruments measured at fair value.

During the nine-month period ended September 30, 2023, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining financial loans, amounted to 2,567,151 and 1,029,019 as of September 30, 2023 and December 31, 2022, respectively.

The fair value of other receivables, trade receivables, investments in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

8.   INTANGIBLE ASSETS

	September 30, 2023	December 31, 2022
Net book value of intangible assets	143,659	75,086
Provision for impairment of intangible assets	(13,882)	(7,034)

	129,777	68,052

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

8.  INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the nine-month period ended September 30, 2023 and as of the year ended December 31, 2022 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	93,124	14,010	45,705	152,839
Accumulated amortization	66,452	-	38,913	105,365

Balance as of December 31, 2021	26,672	14,010	6,792	47,474

Cost
Increases	3,483	-	691	4,174
Translation effect	68,572	9,893	27,427	105,892
Adjustment for inflation (1)	-	-	6,363	6,363
Decreases, reclassifications and other movements	-	(4,346)	-	(4,346)

Accumulated amortization
Increases	3,560	-	2,692	6,252
Translation effect	49,484	-	26,628	76,112
Adjustment for inflation (1)	-	-	2,107	2,107
Decreases, reclassifications and other movements	-	-	-	-

Cost	165,179	19,557	80,186	264,922
Accumulated amortization	119,496	-	70,340	189,836

Balance as of December 31, 2022	45,683	19,557	9,846	75,086

Cost
Increases	4,045	-	705	4,750
Translation effect	161,982	18,967	64,768	245,717
Adjustment for inflation (1)	-	-	14,178	14,178
Decreases, reclassifications and other movements	-	(96)	7	(89)

Accumulated amortization
Increases	5,318	-	3,121	8,439
Translation effect	118,500	-	62,307	180,807
Adjustment for inflation (1)	-	-	6,737	6,737
Decreases, reclassifications and other movements	-	-	-	-

Cost	331,206	38,428	159,844	529,478
Accumulated amortization	243,314	-	142,505	385,819

Balance as of September 30, 2023	87,892	38,428	17,339	143,659

(1)

Corresponds to adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2023	December 31, 2022
Net book value of property, plant and equipment	6,905,838	3,233,211
Provision for obsolescence of materials and equipment	(51,878)	(26,671)
Provision for impairment of property, plant and equipment	(328,942)	(106,234)

	6,525,018	3,100,306

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED) 9. PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the nine-month periods ended September 30, 2023 and as of the year ended December 31, 2022 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	137,967	4,900,829	854,492	50,297	108,514	289,356	4,228	82,716	135,472	102,111	88,626	6,754,608
Accumulated depreciation	67,325	4,127,030	525,484	34,619	-	-	-	72,058	89,234	52,044	65,186	5,032,980

Balance as of December 31, 2021	70,642	773,799	329,008	15,678	108,514	289,356	4,228	10,658	46,238	50,067	23,440	1,721,628

Cost
Increases	141	49,165	9,433	1,654	129,830	441,811	6,152	181	-	-	5,104	643,471
Translation effect	86,377	3,647,068	634,515	32,957	75,915	218,533	2,401	58,485	99,489	-	47,208	4,902,948
Adjustment for inflation (1)	19,713	-	-	5,440	2,060	6,441	-	3,239	-	96,791	23,621	157,305
Decreases, reclassifications and other movements	3,095	271,295	38,007	3,058	(105,285)	(268,710)	(6,299)	2,599	3,004	6,171	384	(52,681)

Accumulated depreciation
Increases	3,971	279,232	49,531	3,579	-	-	-	7,319	8,814	3,326	4,611	360,383
Translation effect	42,174	3,087,200	397,826	22,904	-	-	-	52,743	67,230	-	36,278	3,706,355
Adjustment for inflation (1)	10,376	-	-	3,617	-	-	-	2,872	-	49,332	15,453	81,650
Decreases, reclassifications and other movements	(55)	(4,752)	(55)	(1,079)	-	-	-	8	(1,349)	(1,475)	(171)	(8,928)

Cost	247,293	8,868,357	1,536,447	93,406	211,034	687,431	6,482	147,220	237,965	205,073	164,943	12,405,651
Accumulated depreciation	123,791	7,488,710	972,786	63,640	-	-	-	135,000	163,929	103,227	121,357	9,172,440

Balance as of December 31, 2022	123,502	1,379,647	563,661	29,766	211,034	687,431	6,482	12,220	74,036	101,846	43,586	3,233,211

Cost
Increases	473	692	17,796	3,418	252,128	837,173	11,580	916	2	-	3,084	1,127,262
Translation effect	201,872	8,840,736	1,514,893	81,182	207,566	721,100	8,729	139,414	236,644	-	111,952	12,064,088
Adjustment for inflation (1)	41,021	-	-	12,682	4,487	10,685	-	6,896	-	211,535	50,847	338,153
Decreases, reclassifications and other movements	4,703	361,700	20,805	4,480	(181,019)	(318,340)	(5,556)	8,565	7,055	6,295	(623)	(91,935)

Accumulated depreciation
Increases	5,725	504,805	66,569	6,359	-	-	-	6,620	11,805	5,006	7,112	614,001
Translation effect	101,213	7,487,028	975,398	55,530	-	-	-	128,188	163,818	-	86,563	8,997,738
Adjustment for inflation (1)	22,084	-	-	8,327	-	-	-	6,157	-	106,480	34,603	177,651
Decreases, reclassifications and other movements	(219)	(21,486)	-	(1,213)	-	-	-	(1)	(1,216)	(17)	(297)	(24,449)

Cost	495,362	18,071,485	3,089,941	195,168	494,196	1,938,049	21,235	303,011	481,666	422,903	330,203	25,843,219
Accumulated depreciation	252,594	15,459,057	2,014,753	132,643	-	-	-	275,964	338,336	214,696	249,338	18,937,381

Balance as of September 30, 2023	242,768	2,612,428	1,075,188	62,525	494,196	1,938,049	21,235	27,047	143,330	208,207	80,865	6,905,838

(1)

Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the assets. For the nine-month periods ended September 30, 2023 and 2022, the rate of capitalization was 8.26% and 8.30%, respectively, and the amount capitalized amounted to 3,286 and 1,041, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month period ended September 30, 2023 and as of the year ended December 31, 2022:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2021	12,576

Increases charged to profit or loss	4,775
Applications due to utilization	(382)
Translation differences	9,624
Adjustment for inflation (1)	78

Balance as of December 31, 2022	26,671

Increases charged to profit or loss	452
Applications due to utilization	(874)
Translation differences	25,329
Adjustment for inflation (1)	300

Balance as of September 30, 2023	51,878

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the nine-month period ended September 30, 2023 and as of the year ended December 31, 2022:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2021	66,793

Increases charged to profit or loss (1)	18,427
Depreciation (2)	(22,364)
Translation differences	42,678
Adjustment for inflation (3)	700

Balance as of December 31, 2022	106,234

Increases charged to profit or loss	176,769
Depreciation (2)	(40,270)
Translation differences	84,648
Adjustment for inflation (3)	1,561

Balance as of September 30, 2023	328,942

(1)	See Notes 2.c) and 8 to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 27.
(3)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

The Group permanently monitors the outlook of the businesses where it operates. In general, it analyzes macroeconomic variables such as price indexes and currency devaluation, among others, and in particular, for the natural gas market, the demand volume to be covered and natural gas sales prices.

As of September 30, 2023, based on the evolution of the variables and the methodology mentioned in Note 2.c), the Group recognized an impairment of property, plant and equipment charge for the CGU Gas - Neuquina Basin of 176,769 (114,900 net of the income tax), generated by a combination of variables, including mainly, a higher competition in the natural gas market which may lead to a drop in natural gas sales prices in the medium and long term and a consequent decline in our production. The post-tax discount rate used as of September 30, 2023 was 14.89%, being the post-tax recoverable value at such date of the CGU Gas - Neuquina Basin of 876,128.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the nine-month period ended September 30, 2023 and as of the year ended December 31, 2022 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	3,397	36,108	28,808	10,276	31,358	109,947
Accumulated depreciation	1,125	22,713	16,822	3,738	12,289	56,687

Balance as of December 31, 2021	2,272	13,395	11,986	6,538	19,069	53,260

Cost
Increases	402	21,655	2,330	676	20,265	45,328
Translation effect	2,347	30,633	21,376	6,025	25,259	85,640
Adjustment for inflation (1)	66	-	-	2,012	-	2,078
Decreases, reclassifications and other movements	(391)	(878)	(2,324)	(1,407)	(11,212)	(16,212)

Accumulated depreciation
Increases	1,092	10,878	7,529	1,626	14,614	35,739
Translation effect	1,199	19,894	14,611	2,288	13,198	51,190
Adjustment for inflation (1)	63	-	-	951	-	1,014
Decreases, reclassifications and other movements	(161)	(214)	(1,911)	(797)	(10,514)	(13,597)

Cost	5,821	87,518	50,190	17,582	65,670	226,781
Accumulated depreciation	3,318	53,271	37,051	7,806	29,587	131,033

Balance as of December 31, 2022	2,503	34,247	13,139	9,776	36,083	95,748

Cost
Increases	3,392	14,708	24,017	-	6,983	49,100
Translation effect	6,629	93,113	53,534	13,125	63,938	230,339
Adjustment for inflation (1)	152	-	-	4,155	-	4,307
Decreases, reclassifications and other movements	(327)	-	-	-	-	(327)

Accumulated depreciation
Increases	1,146	21,901	7,475	2,185	20,352	53,059
Translation effect	3,509	60,708	39,200	5,977	38,087	147,481
Adjustment for inflation (1)	148	-	-	2,412	-	2,560
Decreases, reclassifications and other movements	(119)	-	-	-	-	(119)

Cost	15,667	195,339	127,741	34,862	136,591	510,200
Accumulated depreciation	8,002	135,880	83,726	18,380	88,026	334,014

Balance as of September 30, 2023	7,665	59,459	44,015	16,482	48,565	176,186

(1)

Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
Amount of investments in associates	66,210	30,525
Amount of investments in joint ventures	576,301	306,650

	642,511	337,175

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main movements during the nine-month period ended September 30, 2023 and as of the year ended December 31, 2022 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2021	156,925

Acquisitions and contributions	270
Income on investments in associates and joint ventures	58,082
Translation differences	123,223
Distributed dividends	(12,157)
Adjustment for inflation (1)	10,749
Capitalization in associates and joint ventures	83

Balance as of December 31, 2022	337,175

Acquisitions and contributions	1,174
Income on investments in associates and joint ventures	51,978
Translation differences	296,148
Distributed dividends	(58,654)
Adjustment for inflation (1)	14,690
Capitalization in associates and joint ventures	-

Balance as of September 30, 2023	642,511

(1)

Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income. See Note 2.b.1) to the annual consolidated financial statements.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the nine-month periods ended September 30, 2023 and 2022. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the nine-month periods ended September 30,		For the nine-month periods ended September 30,
	2023	2022	2023	2022
Net income	7,837	1,462	44,141	45,270
Other comprehensive income	28,189	7,069	282,649	71,583

Comprehensive income for the period	36,026	8,531	326,790	116,853

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The financial information corresponding to YPF EE’s assets and liabilities as of September 30, 2023 and December 31, 2022, as well as the results for the nine-month periods ended September 30, 2023 and 2022, are detailed below:

	September 30, 2023 (1)	December 31, 2022 (1)
Total non-current assets	705,464,379	325,583,892
Cash and cash equivalents	67,076,584	16,684,788
Other current assets	64,992,802	31,531,592
Total current assets	132,069,386	48,216,380

Total assets	837,533,765	373,800,272

Financial liabilities (excluding Accounts payable, Provisions and Other liabilities)	273,247,935	127,658,505
Other non-current liabilities	54,371,809	17,103,150
Total non-current liabilities	327,619,744	144,761,655
Financial liabilities (excluding Accounts payable, Provisions and Other liabilities)	49,429,881	26,591,063
Other current liabilities	34,275,622	19,627,928
Total current liabilities	83,705,503	46,218,991

Total liabilities	411,325,247	190,980,646

Total shareholders’ equity	426,208,518	182,819,626

Dividends received	9,000,000	4,500,000

	For the nine-month periods ended September 30,
	2023 (1)	2022 (1)
Revenues	96,984,774	43,995,473
Interest income	17,923,766	3,537,622
Depreciation and amortization	(24,065,816)	(9,703,015)
Interest loss	(10,535,582)	(6,333,978)
Income tax	(9,021,265)	245,555
Operating profit	54,993,517	21,716,241

Net profit	19,607,052	15,190,407
Other comprehensive income	204,878,306	45,351,434

Total comprehensive income	224,485,358	60,541,841

(1)

The financial information arises from the consolidated financial statements of YPF EE and the amounts are expressed in thousands of pesos. On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

12. INVENTORIES

	September 30, 2023		December 31, 2022
Finished goods	389,077		202,465
Crude oil and natural gas	169,442		79,511
Products in process	20,933		9,083
Raw materials, packaging materials and others	37,085		16,707

	616,537	(1)	307,766	(1)

(1)	As of September 30, 2023 and December 31, 2022, the cost of inventories does not exceed their net realizable value.

13. OTHER RECEIVABLES

	September 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Receivables from services and sales of other assets	-	5,444	2,238	663
Tax credit and export rebates	49,797	15,759	27,086	61,958
Loans to third parties and balances with related parties (1)	9,765	1,931	1,750	5,359
Collateral deposits	2	5,012	2	961
Prepaid expenses	6,306	9,188	4,091	7,193
Advances and loans to employees	120	2,008	97	948
Advances to suppliers and custom agents (2)	-	53,599	-	29,269
Receivables with partners in JO	3,747	65,814	2,752	31,659
Insurance receivables	-	-	-	60
Miscellaneous	1,928	12,028	1,144	5,301

	71,665	170,783	39,160	143,371
Provision for other doubtful receivables	(760)	(1,566)	(2,692)	(140)

	70,905	169,217	36,468	143,231

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.

14. TRADE RECEIVABLES

	September 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	10,924	543,181	10,815	279,611
Provision for doubtful trade receivables	(9,788)	(21,565)	(9,788)	(13,410)

	1,136	521,616	1,027	266,201

(1)	See Note 37 for information about related parties.
(2)	See Note 25 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the nine-month period ended September 30, 2023 and for the fiscal year ended December 31, 2022:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2021	9,788	(2)	10,432

Increases charged to expenses	-		3,324
Decreases charged to income	-		(853)
Applications due to utilization	-		(897)
Net exchange and translation differences	-		2,098
Result from net monetary position (1)	-		(694)

Balance as of December 31, 2022	9,788	(2)	13,410

Increases charged to expenses	-		5,295
Decreases charged to income	-		(524)
Applications due to utilization	-		(1,212)
Net exchange and translation differences	-		5,271
Result from net monetary position (1)	-		(675)

Balance as of September 30, 2023	9,788	(2)	21,565

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to the net profit / (loss) for the period.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

15. INVESTMENTS IN FINANCIAL ASSETS

	September 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	-	13,068	35,664	28,675
Private securities - NO	3,755	-	-	532
Term deposits (2)	-	23,263	-	14,253

	3,755	36,331	35,664	43,460

Investments at fair value with changes in results
Public securities (1)	-	27,130	-	13,029

	-	27,130	-	13,029

	3,755	63,461	35,664	56,489

(1)	See Note 37.
(2)	Corresponds to term deposits with the BNA.

16. CASH AND CASH EQUIVALENTS

	September 30, 2023		December 31, 2022
Cash and banks (1)	116,261		65,407
Short-term investments	252,251	(2)	11,943
Financial assets at fair value with changes in results (3)	84,243		59,524

	452,755		136,874

(1)	Includes balances granted as collateral. See Note 34.e) to the annual consolidated financial statements.
(2)	Includes 233,079 of BCRA bills and 15,683 of term deposits and other investments with the BNA.
(3)	See Note 7.

17. PROVISIONS

Changes in the Group’s provisions for the nine-month period ended September 30, 2023 and for the fiscal year ended December 31, 2022 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non- current		Current		Non- current	Current	Non- current	Current	Non- current	Current
Balance as of December 31, 2021	89,473		2,204		9,802	7,023	159,203	10,070	258,478	19,297

Increases charged to expenses	30,082	(2)	10		10,509	-	28,139	-	68,730	10
Decreases charged to income	(60,624)	(3)	(11)		(257)	-	(7,320)	-	(68,201)	(11)
Applications due to utilization	(2,003)		(4,301)		-	(6,887)	-	(8,160)	(2,003)	(19,348)
Reclassifications and other movements	(7,245)	(4)	4,254		(7,935)	7,935	31,656	15,667	16,476	27,856
Net exchange and translation differences	51,526		1,563		4,871	12	125,462	5,602	181,859	7,177
Result from net monetary position (1)	(126)		-		-	-	-	-	(126)	-

Balance as of December 31, 2022	101,083		3,719		16,990	8,083	337,140	23,179	455,213	34,981

Increases charged to expenses	16,252		1,064		12,887	-	48,788	-	77,927	1,064
Decreases charged to income	(6,108)		(313)		-	-	-	-	(6,108)	(313)
Applications due to utilization	(447)		(84,644)	(6)	-	(9,205)	-	(24,604)	(447)	(118,453)
Reclassifications and other movements	(93,265)	(5)	64,887		(13,182)	13,182	(23,805)	23,805	(130,252)	101,874
Net exchange and translation differences	18,039		24,496		8,749	88	339,859	23,367	366,647	47,951
Result from net monetary position (1)	(292)		-		-	-	-	-	(292)	-

Balance as of September 30, 2023	35,262		9,209		25,444	12,148	701,982	45,747	762,688	67,104

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to the net profit / (loss) for the period.

(2)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014- 2017.
(3)

Includes 3,358 corresponding to the recovery of liabilities for the regularization regimes associated with the dispute relating to the cost deduction for hydrocarbon well abandonment for periods 2014-2017. See Note 16.a.5) to the annual consolidated financial statements.

(4)

Includes 2,374 reclassified as “Income tax liability” for the regularization regimes associated with the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014-2017. See Note 16.a.5) to the annual consolidated financial statements.

(5)

Includes 27,985 reclassified as “Other liabilities” due to the settlement agreement entered with TGN and 60,033 reclassified as current Provision for lawsuits and contingencies due to the Trust Settlement Agreement, see Note 16.a.2) to the annual consolidated financial statements and Note 33, respectively.

(6)	Includes the payment of the amount for the Trust Settlement Agreement, see Note 33.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

17. PROVISIONS (cont.)

Provisions are described in Note 16 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2023 are described below:

17.a) Provision for lawsuits and contingencies

●	Claims arising from restrictions in the natural gas market

Transportadora de Gas del Norte S.A. (“TGN”)

In April 2023, in compliance with the decision of the CSJN, a settlement agreement between YPF and TGN was filed with the Lower Court requesting its approval. On May 5, 2023, the Lower Court approved the said agreement.

●	Users and Consumers Association

On April 13, 2023, the National Attorney General’s Office issued an opinion recommending the CSJN to grant the extraordinary appeal lodged by YPF and to reverse the judgment. As of the date of issuance of these condensed interim consolidated financial statements, the extraordinary appeal has not been decided.

●	Environmental claims

La Plata

On June 26, 2023, through Resolution No. 2,775/2023 issued by the Ministry of Environment of the Province of Buenos Aires, YPF obtained a two-year extension to continue with the remediation and monitoring works through the suggested remediation modality (monitored natural recovery).

18. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the closing date of these interim condensed consolidated financial statements. The amounts calculated for income tax charge for the nine-month period ended September 30, 2023 may need to be adjusted in the subsequent period in case the projected effective tax rate estimate is modified based on new elements of judgment.

The calculation of the income tax expense accrued for the nine-month periods ended September 30, 2023 and 2022 is as follows:

	For the nine-month periods ended September 30,
	2023	2022
Current income tax	(10,869)	(162,133)
Deferred income tax	(17,889)	77,962

	(28,758)	(84,171)

Income tax - Well abandonment	-	1,948

	(28,758)	(82,223)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

18. INCOME TAX (cont.)

The reconciliation between the income tax expense for the nine-month periods ended September 30, 2023 and 2022 and the one that would result from applying the prevailing tax rate on net profit / (loss) before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the nine-month periods ended September 30,
	2023		2022
Net profit / (loss) before income tax	108,158		294,885
Average tax rate (4)	28.22%		34.88%

Average tax rate applied to net profit / (loss) before income tax	(30,521)		(102,870)
Effect of the valuation of property, plant and equipment and intangible assets, net	(47,681)		65,190
Effect of exchange differences and other results associated to the valuation of the currency, net (1)	127,741		(43,956)
Effect of the valuation of inventories	(81,076)		(25,807)
Income on investments in associates and joint ventures	12,995		16,356
Effect of tax rate change	(36,933)	(2)	-
Effect of the regularization regime for the dispute associated with cost deduction for hydrocarbon wells abandonment	-		1,948	(3)
Miscellaneous	26,717	(5)	6,916

Income tax	(28,758)		(82,223)

(1)	Includes the effect of tax inflation adjustments.
(2)	Corresponds to the remedation of deferred income tax balances at the time of reversal, see Notes 2.b.15) and 35.e.1) to the annual consolidated financial statements.
(3)	See Note 16.a.5) to the annual consolidated financial statements.
(4)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 35.e.1) to the annual consolidated financial statements.
(5)	Includes 32,571 corresponding to the tax criteria adopted in the 2023 tax return for fiscal year 2022 of our subsidiary Metrogas.

Furthermore, breakdown of tax payable and deferred as of September 30, 2023 and December 31, 2022 is as follows:

	September 30, 2023				December 31, 2022
	Non-current		Current		Non-current		Current
Income tax payable	3,778	(2)	9,400	(1)	4,588	(2)	4,711	(1)

(1)

Includes 1,078 corresponding to the 12 installments of the regularization regimes associated with the dispute relating to the cost deduction for hydrocarbon well abandonment as of September 30, 2023 and December 31, 2022, respectively. See Note 16.a.5) to the annual consolidated financial statements. Additionally, it includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)

Includes 3,766 and 4,574 corresponding to the remaining installments of the regimes associated with the dispute relating to the cost deduction for hydrocarbon well abandonment as of September 30, 2023 and December 31, 2022, respectively. See Note 16.a.5) to the annual consolidated financial statements.

	September 30, 2023	December 31, 2022 (4)
Deferred tax assets
Provisions and other non-deductible liabilities	55,932	27,205
Lease liabilities	65,500	33,297
Tax losses carryforward	338,897	29,620
Miscellaneous	300	247

Total deferred tax assets	460,629	90,369

Deferred tax liabilities
Property, plant and equipment and others (1)	(344,456)	(181,957)
Adjustment for tax inflation (2)	(397,534)	(170,961)
Right-of-use assets	(61,665)	(31,819)
Miscellaneous	(13,334)	(9,330)

Total deferred tax liabilities	(816,989)	(394,067)

Total Net deferred tax (3)	(356,360)	(303,698)

(1)	Includes the deferred tax corresponding to Property, plant and equipment, Intangible assets and Inventories.
(2)

Includes the effect of the deferral of the tax inflation adjustment. See “Budget Law 2023 - Deferral of tax adjustment for inflation” section Note 35.e.1) to the annual consolidated financial statements.

(3)

Includes (34,773) and (15,161) as of September 30, 2023 and December 31, 2022, respectively, corresponding to adjustment for inflation of the opening deferred tax liability of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(4)	See Note 2.b).

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

18. INCOME TAX (cont.)

As of September 30, 2023 and December 31, 2022 the Group has classified as deferred tax assets 5,941 and 3,010, respectively, and as deferred tax liability 362,301 and 306,708, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of September 30, 2023 and December 31, 2022, the causes that generate charges to “Other comprehensive income”, did not create temporary differences for income tax.

19. TAXES PAYABLE

	September 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
VAT	-	9,105	-	4,615
Withholdings and perceptions	-	11,620	-	8,045
Royalties	-	14,812	-	13,682
Fuels tax	-	8,122	-	-
Turnover tax	-	5,178	-	1,490
Miscellaneous	162	6,724	185	2,828

	162	55,561	185	30,660

20. SALARIES AND SOCIAL SECURITY

	September 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Salaries and social security	-	24,822	-	11,987
Bonuses and incentives provision	-	29,806	-	20,088
Vacation provision	-	30,653	-	13,608
Other employee benefits (1)	426	2,617	215	6,939

	426	87,898	215	52,622

(1)	Includes the voluntary retirement plan executed by the Group.

21. LEASE LIABILITIES

	September 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Lease liabilities	85,632	101,512	48,224	52,061

The evolution of the Group’s leases liabilities for the nine-month period ended September 30, 2023 and for the fiscal year ended December 31, 2022, are as follows:

Lease liabilities
Balance as of December 31, 2021	55,622

Leases increases	45,328
Leases decreases	(2,626)
Payments	(44,960)
Financial accretions	9,961
Net exchange and translation differences	36,879
Result from net monetary position (1)	81

Balance as of December 31, 2022	100,285

Leases increases	49,100
Leases decreases	(203)
Payments	(65,441)
Financial accretions	14,340
Net exchange and translation differences	89,197
Result from net monetary position (1)	(134)

Balance as of September 30, 2023	187,144

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to the net profit / (loss) for the period.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

22. LOANS

					September 30, 2023			December 31, 2022
	Interest rate (1)			Maturity	Non-current	Current		Non-current	Current
Pesos:
NO	95.91%	-	113.58%	2023-2024	-	41,263		11,374	1,022
Loans	128.58%	-	128.58%	2025	10,290	8,664		8,136	4,359
Account overdrafts	110.50%	-	113.00%	2023	-	9,589		-	12,487

					10,290	59,516		19,510	17,868

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2023-2047	2,126,006	312,277		990,512	146,569
Export pre-financing	1.90%	-	10.95%	2023-2025	38,984	158,547	(4)	-	3,971
Imports financing		-		-	-	-		-	3,647
Loans	6.03%	-	18.75%	2023-2030	133,619	9,786		43,174	29,753

					2,298,609	480,610		1,033,686	183,940

					2,308,899	540,126		1,053,196	201,808

(1)	Nominal annual interest rate as of September 30, 2023.
(2)	Disclosed net of 1,144 and 1,534 corresponding to YPF’s own NO repurchased through open market transactions, as of September 30, 2023, and December 31, 2022, respectively.
(3)

Includes 467,008 and 92,640 as of September 30, 2023, and December 31, 2022, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 29,529 as of September 30, 2023 of pre-financing of exports granted by BNA, which accrue a 1.90% fixed interest rate.

Set forth below is the evolution of the loans for nine-month period ended September 30, 2023 and for the fiscal year ended December 31, 2022:

Loans
Balance as of December 31, 2021	757,215

Proceeds from loans	49,265
Payments of loans	(94,517)
Payments of interests	(73,123)
Account overdrafts, net	11,693
Accrued interests (1)	91,714
Net exchange and translation differences	514,249
Result from net monetary position (2)	(1,492)

Balance as of December 31, 2022	1,255,004

Proceeds from loans	585,687
Payments of loans	(280,920)
Payments of interests	(124,069)
Account overdrafts, net	(2,898)
Accrued interests (1)	137,142
Net exchange and translation differences	1,280,453
Result from net monetary position (2)	(1,374)

Balance as of September 30, 2023	2,849,025

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit / (loss) for the period.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								September 30, 2023		December 31, 2022

Month	Year	Principal value		Class	Interest rate (1)		Principal maturity	Non-current	Current	Non-current	Current

YPF
-	1998	US$	15	-	Fixed	10.00%	2028	5,178	214	2,624	42
April, February, October	2014/15/16	US$	1,522	Class XXVIII	Fixed	8.75%	2024	-	126,255	61,318	48,336
September	2014		$1,000	Class XXXIV	BADLAR + 0.1%	113.58%	2024	-	170	167	228
April	2015	US$	1,500	Class XXXIX	Fixed	8.50%	2025	395,497	5,883	200,391	7,192
October	2015		$2,000	Class XLIII	BADLAR	95.91%	2023	-	952	-	756
July, December	2017	US$	1,000	Class LIII	Fixed	6.95%	2027	285,328	3,715	144,816	4,341
December	2017	US$	750	Class LIV	Fixed	7.00%	2047	185,043	3,805	93,728	263
June	2019	US$	500	Class I	Fixed	8.50%	2029	138,833	3,148	70,327	67
July	2020	US$	543	Class XIII	Fixed	8.50%	2025	14,887	29,820	22,498	15,925
December, February	2020/21	US$	137	Class XIV	Fixed	2.00%	2023	-	48,048	-	24,649
February	2021	US$	775	Class XVI	Fixed	9.00%	2026	127,950	82,703	95,886	42,194
February	2021	US$	748	Class XVII	Fixed	9.00%	2029	265,181	5,698	134,539	-
February	2021	US$	576	Class XVIII	Fixed	7.00%	2033	193,463	-	96,356	1,836
February	2021		$4,128	Class XIX	Fixed	3.50%	2024	-	20,499	11,207	38
July (2)	2021	US$	384	Class XX	Fixed	5.75%	2032	134,262	1,459	68,029	1,724
January (3)	2023	US$	230	Class XXI	Fixed	1.00%	2026	80,105	204	-	-
January, April (4)	2023		$15,761	Class XXII	BADLAR + 3.0%	106.30%	2024	-	19,642	-	-
April (3)	2023	US$	147	Class XXIII	Fixed	0.00%	2025	55,760	-	-	-
April (3)	2023	US$	38	Class XXIV	Fixed	1.00%	2027	13,111	24	-	-
June (4)	2023	US$	263	Class XXV	Fixed	5.00%	2026	91,628	1,301	-	-
September (3)	2023	US$	400	Class XXVI	Fixed	0.00%	2028	139,780	-	-	-

								2,126,006	353,540	1,001,886	147,591

(1)	Nominal annual interest rate as of September 30, 2023.
(2)	During the nine-month period ended September 30, 2023, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	NO issued under the Frequent Issuer Program. The payment currency of these NO is the peso at the exchange rate applicable under the terms of the series issued.
(4)	NO issued under the Frequent Issuer Program.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

23. OTHER LIABILITIES

	September 30, 2023				December 31, 2022
	Non-current		Current		Non-current	Current
Liabilities for concessions	2,886		20,968		3,156	1,424
Liabilities for contractual claims	34,763	(1)	16,389	(1)	146	161
Miscellaneous	-		3,048		-	774

	37,649		40,405		3,302	2,359

(1)	See Note 16.a.2) to the annual consolidated financial statements.

24. ACCOUNTS PAYABLE

	September 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	1,316	946,918	1,028	442,305
Guarantee deposits	185	1,533	122	926
Payables with partners of JO and other agreements	337	29,004	169	8,828
Miscellaneous	-	4,980	-	2,067

	1,838	982,435	1,319	454,126

(1)	See Note 37 for information about related parties.

25. REVENUES

	For the nine-month periods ended September 30,
	2023	2022
Sales of goods and services	3,267,710	1,703,049
Government incentives (1)	63,008	36,924

	3,330,718	1,739,973

(1)	See Note 37.

The Group’s transactions and the main revenues are described in Note 6. The comparative information corresponding to the period ended September 30, 2022 has been restated as mentioned in Note 6. The Group’s revenues are derived from contracts with customers and from National Government incentives.

●	Breakdown of revenues

Type of good or service

	For the nine-month period ended September 30, 2023
	Upstream	Gas and Power	Industrialization	Commercialization	Central Administration and Others	Total
Diesel	-	-	12,452	1,190,165	-	1,202,617
Gasolines	-	-	2,995	622,154	-	625,149
Natural gas (1)	-	129,674	-	258,079	-	387,753
Crude oil	-	-	-	76,659	-	76,659
Jet fuel	-	-	13	183,702	-	183,715
Lubricants and by-products	-	-	-	111,123	-	111,123
LPG	-	-	-	70,784	-	70,784
Fuel oil	-	-	1,016	17,390	-	18,406
Petrochemicals	-	-	-	85,444	-	85,444
Fertilizers and crop protection products	-	-	-	111,959	-	111,959
Flours, oils and grains	-	-	-	49,486	-	49,486
Asphalts	-	-	523	32,623	-	33,146
Goods for resale at gas stations	-	-	-	29,715	-	29,715
Income from services	-	-	-	-	37,692	37,692
Income from construction contracts	-	-	-	-	37,614	37,614
Virgin naphtha	-	-	19,240	8,429	-	27,669
Petroleum coke	-	-	-	51,776	-	51,776
LNG regasification	-	9,395	-	-	-	9,395
Other goods and services	34,471	48,243	6,993	27,790	111	117,608

	34,471	187,312	43,232	2,927,278	75,417	3,267,710

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

25. REVENUES (cont.)

	For the nine-month period ended September 30, 2022
	Upstream	Gas and Power	Industrialization	Commercialization	Central Administration and Others	Total
Diesel	-	-	2,801	609,502	-	612,303
Gasolines	-	-	6	312,125	-	312,131
Natural gas (1)	-	58,184	-	135,959	-	194,143
Crude oil	-	-	-	5,436	-	5,436
Jet fuel	-	-	-	86,635	-	86,635
Lubricants and by-products	-	-	-	56,658	-	56,658
LPG	-	-	5	43,776	-	43,781
Fuel oil	-	-	-	19,798	-	19,798
Petrochemicals	-	-	-	46,122	-	46,122
Fertilizers and crop protection products	-	-	-	73,768	-	73,768
Flours, oils and grains	-	-	-	80,980	-	80,980
Asphalts	-	-	-	16,743	-	16,743
Goods for resale at gas stations	-	-	-	10,583	-	10,583
Income from services	-	-	-	-	13,727	13,727
Income from construction contracts	-	-	-	-	16,019	16,019
Virgin naphtha	-	-	9,085	10,509	-	19,594
Petroleum coke	-	-	-	36,370	-	36,370
LNG regasification	-	4,379	-	-	-	4,379
Other goods and services	16,815	15,605	3,341	17,817	301	53,879

	16,815	78,168	15,238	1,562,781	30,047	1,703,049

(1)	Includes 273,488 and 139,869 corresponding to sales of natural gas produced by the Company for the nine-month periods ended September 30, 2023 and 2022, respectively.

Sales channels

	For the nine-month period ended September 30, 2023
	Upstream	Gas and Power	Industrialization	Commercialization	Central Administration and Others	Total
Gas stations	-	-	-	1,199,191	-	1,199,191
Power plants	-	7,549	9,014	74,429	-	90,992
Distribution companies	-	-	-	37,221	-	37,221
Retail distribution of natural gas	-	76,279	-	-	-	76,279
Industries, transport and aviation	-	81,629	-	909,232	-	990,861
Agriculture	-	-	-	344,134	-	344,134
Petrochemical industry	-	-	-	117,922	-	117,922
Trading	-	-	-	180,344	-	180,344
Oil companies	-	-	27,225	-	-	27,225
Commercialization of LPG	-	-	-	26,378	-	26,378
Other sales channels	34,471	21,855	6,993	38,427	75,417	177,163

	34,471	187,312	43,232	2,927,278	75,417	3,267,710

	For the nine-month period ended September 30, 2022
	Upstream	Gas and Power	Industrialization	Commercialization	Central Administration and Others	Total
Gas stations	-	-	-	599,881	-	599,881
Power plants	-	3,296	-	41,697	-	44,993
Distribution companies	-	-	-	19,389	-	19,389
Retail distribution of natural gas	-	37,281	-	-	-	37,281
Industries, transport and aviation	-	28,057	-	476,151	-	504,208
Agriculture	-	-	-	254,759	-	254,759
Petrochemical industry	-	-	-	68,510	-	68,510
Trading	-	-	-	80,345	-	80,345
Oil companies	-	-	9,227	-	-	9,227
Commercialization of LPG	-	-	-	14,852	-	14,852
Other sales channels	16,815	9,534	6,011	7,197	30,047	69,604

	16,815	78,168	15,238	1,562,781	30,047	1,703,049

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

25. REVENUES (cont.)

Target market

Sales contracts in the domestic market amounted to 2,929,897 and 1,486,715 for the nine-month periods ended September 30, 2023 and 2022, respectively.

Sales contracts in the international market amounted to 337,813 and 216,334 for the nine-month periods ended September 30, 2023 and 2022, respectively.

●	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	September 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	9,211	505,094	9,102	263,613
Contract assets	-	2,730	-	148
Contract liabilities	-	48,233	-	13,577

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels, fertilizers and crop protection products, among others.

During the nine-month periods ended September 30, 2023 and 2022 the Group has recognized 10,195 and 11,693, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the fiscal year.

26. COSTS

	For the nine-month periods ended September 30,
	2023	2022
Inventories at beginning of year	307,766	153,927
Purchases	1,039,736	612,051
Production costs (1)	1,702,313	690,823
Translation effect	305,556	76,473
Adjustment for inflation (2)	6,868	2,348
Inventories at end of the period	(616,537)	(294,515)

	2,745,702	1,241,107

(1)	See Note 27.
(2)

Corresponds to adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

27. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the nine-month periods ended September 30, 2023 and 2022:

	For the nine-month period ended September 30, 2023
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	198,595	51,291	25,647		2,288	277,821
Fees and compensation for services	8,834	44,769	9,196		43	62,842
Other personnel expenses	51,027	5,818	2,793		235	59,873
Taxes, charges and contributions	25,122	6,870	159,101	(1)	-	191,093
Royalties, easements and fees	191,091	-	347		378	191,816
Insurance	14,537	818	361		-	15,716
Rental of real estate and equipment	37,036	148	2,850		-	40,034
Survey expenses	-	-	-		2,249	2,249
Depreciation of property, plant and equipment	549,907	7,884	15,940		-	573,731
Amortization of intangible assets	5,512	2,851	76		-	8,439
Depreciation of right-of-use assets	38,371	17	2,299		-	40,687
Industrial inputs, consumable materials and supplies	101,754	1,054	2,485		59	105,352
Operation services and other service contracts	82,243	1,899	11,968		1,049	97,159
Preservation, repair and maintenance	263,458	7,750	8,210		183	279,601
Unproductive exploratory drillings	-	-	-		4,276	4,276
Transportation, products and charges	104,940	-	89,911		-	194,851
Provision for doubtful trade receivables	-	-	4,771		-	4,771
Publicity and advertising expenses	-	6,807	10,281		-	17,088
Fuel, gas, energy and miscellaneous	29,886	2,270	12,772		272	45,200

	1,702,313	140,246	359,008		11,032	2,212,599

(1)	Includes 17,462 corresponding to export withholdings and 113,640 corresponding to turnover tax.
(2)

Includes 1,139 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 28, 2023, the General Shareholders’ Meeting of YPF resolved to ratify the fees of 728 corresponding to fiscal year 2022 and to approve the sum of 1,625 as fees with respect to fees and remunerations for the fiscal year 2023.

(3)	The expense recognized in the statement of comprehensive income corresponding to research and development activities amounted to 8,213.

	For the nine-month period ended September 30, 2022
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	74,476	19,180	10,487		755	104,898
Fees and compensation for services	3,779	16,818	3,287		47	23,931
Other personnel expenses	18,797	1,837	939		151	21,724
Taxes, charges and contributions	10,705	1,268	93,400	(1)	-	105,373
Royalties, easements and fees	92,816	-	177		299	93,292
Insurance	6,183	329	90		-	6,602
Rental of real estate and equipment	13,182	72	944		-	14,198
Survey expenses	-	-	-		1,769	1,769
Depreciation of property, plant and equipment	213,248	5,755	7,935		-	226,938
Amortization of intangible assets	2,577	1,680	38		-	4,295
Depreciation of right-of-use assets	17,767	10	1,133		-	18,910
Industrial inputs, consumable materials and supplies	40,095	279	882		15	41,271
Operation services and other service contracts	31,512	850	5,040		462	37,864
Preservation, repair and maintenance	108,493	2,513	3,060		104	114,170
Unproductive exploratory drillings	-	-	-		1,641	1,641
Transportation, products and charges	41,513	195	38,624		-	80,332
Provision for doubtful trade receivables	-	-	1,831		-	1,831
Publicity and advertising expenses	-	6,722	1,899		-	8,621
Fuel, gas, energy and miscellaneous	15,680	861	9,832		26	26,399

	690,823	58,369	179,598		5,269	934,059

(1)	Includes 27,058 corresponding to export withholdings and 54,033 corresponding to turnover tax (see Note 2.d.)).
(2)

Includes 466 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 29, 2022, the General Shareholders’ Meeting of YPF resolved to ratify the fees of 482 corresponding to fiscal year 2021 and to approve the sum of 706 as fees with respect to fees and remunerations for the fiscal year 2022.

(3)	The expense recognized in the statement of comprehensive income corresponding to research and development activities amounted to 2,820.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

28. OTHER NET OPERATING RESULTS

	For the nine-month periods ended September 30,
	2023	2022
Lawsuits	(5,620)	(6,237)
Miscellaneous	9,521	932

	3,901	(5,305)

29. NET FINANCIAL RESULTS

	For the nine-month periods ended September 30,
	2023	2022
Financial income
Interest income	64,969	29,750
Exchange differences	561,806	143,158
Financial accretion	64	224

Total financial income	626,839	173,132

Financial costs
Interest loss	(159,776)	(65,093)
Exchange differences	(398,713)	(98,160)
Financial accretion	(65,276)	(26,770)

Total financial costs	(623,765)	(190,023)

Other financial results
Result on financial assets at fair value with change in results	59,943	7,562
Result from derivative financial instruments	1,793	(835)
Result from net monetary position	72,833	22,100
Result from transactions with financial assets (1)	16,675	-

Total other financial results	151,244	28,827

Total net financial results	154,318	11,936

(1)	Includes 5,853 corresponding to the adjustment for inflation of the period.

30. INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of September 30, 2023 and December 31, 2022, and expenses for the nine-month periods ended September 30, 2023 and 2022, of JO and other agreements in which the Group participates are as follows:

	September 30, 2023	December 31, 2022
Non-current assets (1)	1,746,897	747,447
Current assets	70,331	27,740

Total assets	1,817,228	775,187

Non-current liabilities	108,136	52,133
Current liabilities	198,677	91,011

Total liabilities	306,813	143,144

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and other agreements.

	For the nine-month periods ended September 30,
	2023	2022
Production cost	378,395	125,533
Exploration expenses	1,847	325

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

31. SHAREHOLDERS’ EQUITY

The Company’s capital as of September 30, 2023, is 3,919 and 14 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2023, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s production and exploration rights; (iv) the voluntary dissolution of YPF; or (v) change of corporate and/or tax address outside Argentina. Items (iii) and (iv) also require prior approval by the Argentine Congress.

During the nine-month period ended September 30, 2023, the Company has not repurchased any of its own shares. During the nine-month period ended September 30, 2022, the Company repurchased 413,500 of its own shares issued for an amount of 847.

32. EARNINGS PER SHARE

The following table shows the basic and diluted earnings per share, which are calculated as described in Note 2.b.13) to the annual consolidated financial statements:

	For the nine-month periods ended September 30,
	2023	2022
Net profit / (loss) for the period	66,714	211,586
Average number of shares outstanding	391,587,602	393,102,114
Basic and diluted earnings per share	170.37	538.25

33. ISSUES RELATED TO MAXUS ENTITIES

Issues related to Maxus entities are described in Note 32 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2023 are described below:

On April 6, 2023, the YPF Defendants, the Liquidating Trust, and Repsol, S.A., Repsol Exploración, S.A., Repsol USA Holdings LLC, Repsol E&P USA LLC, Repsol Offshore E&P USA, Inc., Perenco Trinidad & Tobago (Holdings) ETVE SLU (f/k/a Repsol E&P T&T Limited), and Repsol Services Co. (collectively, the “Repsol Defendants”), signed a settlement and release agreement (“Trust Settlement Agreement”) providing for a full release and discharge of all claims in exchange for payment of a settlement amount, subject to the satisfaction or waiver of certain conditions, including court approvals and other procedural events, as described further below.

Pursuant to the Trust Settlement Agreement, the Liquidating Trust has agreed to dismiss with prejudice all of the actions brought against the YPF Defendants and the Repsol Defendants and to provide a full release and discharge of all claims, in exchange for the payment of US$ 575 million, of which the YPF Defendants have agreed to pay US$ 287.5 million (less certain deductions), plus interest accruing from May 1, 2023 until the date of payment. The civil action pending before the New Jersey state court against the YPF Defendants (see Note 32.a.2.ii) to annual consolidated financial statements) is also included in the dismissals and releases described above.

In addition to the Trust Settlement Agreement, the YPF Defendants and the Repsol Defendants have signed a settlement and release agreement (“Oxy Settlement Agreement”) with Occidental and various other Occidental entities, including Occidental Petroleum Corporation and Occidental Chemical Holding Corporation (together, the “Oxy Parties”). Pursuant to the Oxy Settlement Agreement, the Oxy Parties have agreed to release all claims they may possess against the YPF Defendants and the Repsol Defendants relating to the Maxus Entities, the Passaic River and other areas subject to environmental remediation.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

The YPF Defendants and the Repsol Defendants also entered into a settlement and covenant not to sue agreement (“Government Agreement”) with various U.S. governmental entities, including the U.S. Department of Justice (on behalf of the EPA, the Department of Interior, and the NOAA) and the States of Ohio and Wisconsin (“Governmental Parties”). The Governmental Parties have covenanted not to sue the YPF Defendants or the Repsol Defendants with respect to claims similar to those the Liquidating Trust has asserted, as well as certain claims under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA).

As noted above, the YPF Defendants’ payment to the Liquidating Trust, and the dismissal and release of actions and claims against the YPF Defendants under the aforementioned agreements, were subject to a number of conditions and procedural steps, including obtaining a final court order approving the Trust Settlement Agreement and a final court order approving the Government Agreement. On August 2, 2023, following satisfaction of all conditions and procedural steps, the YPF Defendants made payment of the settlement amount and the dismissals and releases described above became effective as to the YPF Defendants, including dismissal of all relevant state and federal actions against the YPF Defendants.

34. CONTINGENT ASSETS AND LIABILITIES

34.a) Contingent assets

The Group has no significant contingent assets.

34.b) Contingent liabilities

34.b.1) Environmental claims

During the nine-month period ended September 30, 2023, there were no significant updates to the environmental claims described in Note 33.b.1) to the annual consolidated financial statements.

34.b.2) Contentious claims

Contentious claims are described in Note 33.b.2) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2023 are described below:

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) – Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

On March 30, 2023, the District Court granted YPF’s motion for summary judgment and denied Plaintiffs’ motion for summary judgment as to YPF in its entirety. The District Court found that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs, and accordingly dismissed Plaintiffs’ claims against YPF.

In line with the decision issued on March 30, 2023, in the final judgment issued on September 15, 2023 the District Court ordered, adjudged and decreed that all of Plaintiffs’ claims against YPF were dismissed, decreeing that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs.

On October 18, 2023, Plaintiffs appealed the District Court’s final judgment as to YPF and those orders that, for purposes of appeal, merge into the designated final judgment.

On October 23, 2023, YPF filed a notice of conditional cross-cross-appeal.

In this context, YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of the litigation and its possible impact on the results and financial situation of the Group, as needed.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

35. CONTRACTUAL COMMITMENTS

35.a) Exploitation concessions, transport concessions and exploration permits

The most relevant agreements, exploitation concessions, transport concessions and exploration permits that took place in the year ended December 31, 2022 are described in Note 34.a) to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2023 are described below:

•	Exploration permit El Campamento Este Block

On October 12, 2023, by Decree No. 1,207/2023 issued by the Executive Branch of the Province of Santa Cruz, YPF was awarded an unconventional hydrocarbon exploration permit in the El Campamento Este Block for a term of 4 years for the first exploratory period, YPF’s main interest being the Palermo Aike geological formation.

•	Exploration permit La Azucena Block

On October 10, 2023, by Decree No. 1,182/2023 issued by the Executive Branch of the Province of Santa Cruz, YPF was awarded an unconventional hydrocarbon exploration permit in the La Azucena Block for a term of 4 years for the first exploratory period, YPF’s main interest being the Palermo Aike geological formation.

•	Fracción II - El Cerrito Block Agreement

On August 1, 2023, YPF and Compañía General de Combustibles S.A. (“CGC”) executed a framework agreement for the joint drilling and completion of the first exploratory well in the Palermo Aike formation in the Cañadón Deus area within the Unconventional Exploitation Concession Fracción II - El Cerrito, located in the Province of Santa Cruz.

•	Letter of intent with the Province of Mendoza

On June 22, 2023, YPF was notified of Administrative Decision No. 17/2023, whereby the Province of Mendoza approved the reversion of the Puesto Molina Norte Block.

•	Offshore exploration permit CAN 102

On March 7, 2023, by SE Resolution No. 123/2023 Equinor Argentina AS (Argentina Branch) and YPF obtained a new 1-year extension of the first exploratory period of the exploration permit of the CAN 102 Block, extending the expiration of the exploration permit until November 2025.

•	Transportation concession for the Vaca Muerta Norte oil pipeline

On February 9, 2023, through Decree No. 299/2023 issued by the Province of Neuquén, YPF was granted an oil transport concession associated with the unconventional exploitation concession of hydrocarbons of the La Amarga Chica Block, which includes the construction of an oil pipeline from such Block to the Puesto Hernández Block for the supply of Luján de Cuyo Refinery and the export of crude oil to Chile for the remaining term of the exploitation concession abovementioned. As of the date of issuance of these condensed interim consolidated financial statements, the assignment by YPF to other companies of its 24.8% interest in this transportation concession is pending approval by the Province of Neuquén.

35.b) Investment agreements and commitments, and assignments

The most relevant investment agreements and commitments, and assignments are described in Note 34.b) to the annual consolidated financial statements. During the nine-month period ended September 30, 2023, there were no significant transactions.

36. MAIN REGULATIONS

36.a) Regulations applicable to the hydrocarbon industry

During the nine-month period ended September 30, 2023, there were no significant updates to the regulatory framework described in Note 35.a) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

36. MAIN REGULATIONS (cont.)

36.b) Regulations applicable to the liquid hydrocarbon and refined products

Updates to the regulatory framework described in Note 35.b) to the annual consolidated financial statements for the nine-month period ended September 30, 2023, are described below:

On March 28, 2023, SE Resolution No. 175/2023 was published in the BO, creating a special regime for the registration of crude petroleum oils and oils obtained from bituminous minerals through cross-border oil pipelines. In order to obtain the export permit, entities will be required to prove to the SSHyC that the respective export does not affect domestic market supply. The permit shall indicate the export volume authorized for a minimum term of 1 year from the date the permit was granted.

36.c) Regulations applicable to natural gas, LNG and LPG

Updates to the regulatory framework described in Notes 35.c.1), 35.c.2), 35.c.3) and 35.c.4) to the annual consolidated financial statements for the nine-month period ended September 30, 2023, are described below:

36.c.1) Regulatory requirements applicable to natural gas distribution

Tariff schemes and tariff renegotiations

On April 28, 2023, ENARGAS Resolution No. 190/2023 was published in the BO, approving the new transition tariff schemes to be applied by Metrogas to consumption from April 2023.

36.d) Regulations applicable to the electric power generation

During the nine-month period ended September 30, 2023, there were no significant updates to the regulatory framework described in Note 35.c.5) to the annual consolidated financial statements.

36.e) Incentive programs for hydrocarbon production

Updates to the regulatory framework described in Note 35.d) to the annual consolidated financial statements for the nine-month period ended September 30, 2023 are described below:

•

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

On September 27, 2023, SE Resolution No. 799/2023 was published, awarding the Company monthly volumes of natural gas supply to the Austral and Noroeste basins for the October 2023-December 2028 period under the Plan GasAr 2023-2028.

36.f) Tax regulations

Updates to the regulatory framework described in Note 35.e) to the annual consolidated financial statements for the nine-month period ended September 30, 2023 are described below:

•	Income tax

Income tax pre-payment for taxpayers with extraordinary income

On July 21, 2023, AFIP General Resolution No. 5,391/2023 was published in the BO, establishing a one-time extraordinary pre-payment on account of the income tax for taxpayers which, in their tax returns for fiscal year 2022 or 2023, as appropriate, meet the following conditions: (i) have reported a taxable income, without applying tax loss carryforwards, of at least 600 million pesos; and (ii) have not determined any income tax. This extraordinary pre-payment will be estimated by applying 15% on the taxable income of the fiscal year immediately preceding that in which the pre-payment is to be recorded, without considering tax loss carryforwards.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

36. MAIN REGULATIONS (cont.)

•	Fuels tax

Incentive Regime for the Internal Supply of Fuels (“RIAIC”, by its acronym in Spanish)

On July 10, 2023, SE Resolution No. 570/2023 was published in the BO, extending the effective term of the RIAIC established through Decree No. 86/2023 for all import operations of diesel and gasoline carried out from March 1, 2023 to April 30, 2023, that meet certain requirements established in said Decree and its corresponding regulation.

On September 7, 2023, Decree No. 461/2023 was published in the BO, which reestablished the RIAIC for all import operations of diesel and gasoline carried out from August 1, 2023 to October 31, 2023 that meet certain requirements which, as of the date of issuance of these condensed interim consolidated financial statements have not yet been established by the SE.

•	Tax for an Inclusive and Solidary Argentina (“PAIS Tax”, by its acronym in Spanish)

On July 24, 2023, Decree No. 377/2023 was published in the BO, through which the scope of the PAIS Tax established by Law No. 27,541/2019 to import operations of certain goods and services when access to the Exchange Market is required for their acquisition and payment.

The rates to be applied to foreign currency purchases are: (i) 25% for the acquisition of certain services abroad or provided in the country by non-residents; (ii) 7.5% for contracting, abroad or in the country by non-residents, freight services and other transport services for the import or export of goods; and (iii) 7.5% for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations.

•	Tax benefits for price agreements

On August 26, 2023, Decree No. 433/2023 was published in the BO, which established tax benefits effective until October 31, 2023, for entities entering into price agreements for the domestic market with the Secretariat of Commerce of the Ministry of Economy, or adjusting existing ones. These tax benefits include the suspension of the payment of the PAIS Tax for certain goods, the reduction to 0% of the rate of export duties for certain tariff headings, facility plans for the payment of export duties by certain productive sectors and the extension of the payment term of certain taxes and social security obligations. On October 26, 2023, by Decree No. 551/2023, these tax benefits were extended until December 31, 2023.

36.g) Custom regulations

Updates to the regulatory framework described in Note 35.f) to the annual consolidated financial statements for the nine-month period ended September 30, 2023, are described below:

•	Customs collections

On March 29, 2023 AFIP General Resolution No. 5,339/2023 was published in the BO, suspending, until December 31, 2023, the application of exclusion certificates from the income tax and VAT collection regimes for final imports of goods.

In addition, in order to calculate income tax prepayments, collections as a result of the said suspension may no longer be computed, and in certain cases, computing VAT collections is temporarily restricted.

On August 26, 2023, AFIP General Resolution No. 5,407/2023 was published in the BO, which until October 31, 2023: (i) suspends the application of the provisions of AFIP General Resolution No. 5,339/2023 for the import of certain tariff headings; and (ii) excludes the application of the customs collection regimes of income tax and VAT on the import of certain tariff headings. In both cases, these tariff headings are determined by the SE and provided the imports are made by taxpayers indicated by the Secretariat to such end. On November 1, 2023, by AFIP General Resolution No. 5,441/2023, the effective term of these provisions was extended until November 30, 2023.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

36. MAIN REGULATIONS (cont.)

•	Export duties

Export duties, taxes and other charges related to transactions carried out under the “Export Increase Program” established by Decree No. 492/2023 and Decree No. 549/2023 shall be paid using as a tax base the amount resulting from the foreign currencies received and settled in accordance with such Decrees and their supplementary regulations (see Note 36.h)).

36.h) Regulations related to the Foreign Exchange Market

Updates to the regulatory framework described in Note 35.g) to the annual consolidated financial statements for the nine-month period ended September 30, 2023 are described below:

On April 20, 2023, BCRA Communication “A” 7,746 established that in order to access the Foreign Exchange Market, the prior consent of the BCRA is required until December 31, 2023, for payments of interest on financial debts for imports of goods and services and financial loans with foreign related companies. Additionally, it extended the restriction term for previous and subsequent access to the Foreign Exchange Market to 180 days for transactions in securities from April 21, 2023, maintaining the 90-day term for transactions in securities issued under Argentine law.

On May 18, 2023, BCRA Communication “A” 7,766 was issued, which extended to entities of the same economic group the restriction on trading securities to access the Foreign Exchange Market.

On June 8, 2023 and July 6, 2023, through BCRA Communications “A” 7,788 and “A” 7,803, respectively, the BCRA established the possibility of subscribing BCRA bills in U.S. dollars payable in pesos at the official exchange rate of zero rate (“LEDIV”, by its acronym in Spanish) simultaneously with the financing of imports, pre-financing of exports and/or currency settlements. This benefit applies to entities in the energy sector and beneficiaries of Decree No. 277/2022.

On June 29, 2023, BCRA Communication “A” 7,798 established the possibility for state-controlled entities to access the Foreign Exchange Market to make payments for fuel and energy imports.

Besides, since September 2023, through Communications “A” 7,845 and “A” 7,852 the BCRA allows: (i) the application of export proceeds to cancel certain import financing operations; and (ii) the possibility of carrying out transactions with short-term securities for the payment of financial indebtedness, repatriation of capital contributions and debt securities, among others, without affecting access to the Foreign Exchange Market.

On September 28, 2023, the BCRA issued Communication “A” 7,851, by means of new requirements were included in the affidavit to be filed by state-controlled entities to access the Foreign Exchange Market to make payments for the import of goods.

On October 3, 2023, the BCRA issued Communication “A” 7,853 through which it allowed that the proceeds from exports of certain products related to the hydrocarbon industry, pre-financing and/or post-financing of exports or settlement advances made until October 25, 2023 under the “Export Increase Program” established by Decree No. 492/2023 and SE Resolutions No. 808/2023 and No. 827/2023, be used on a 25% for the purchase and sale of securities quoted in foreign currency and payable in pesos and the remaining 75% be settled in the Foreign Exchange Market which may be deposited in interest-bearing accounts and/or subscribed in LEDIV.

On October 12, 2023, BCRA Communication “A” 7,854 was issued, through which it established the obligation to file affidavits to pay imports of services for state-controlled entities.

On October 27, 2023, the BCRA issued Communication “A” 7,867 through which it allowed that the proceeds from exports of goods and services, pre-financing and/or post-financing of exports or settlement advances made until November 17, 2023 under the “Export Increase Program” established by Decree No. 549/2023, be used on a 30% for the purchase and sale of securities quoted in foreign currency and payable in pesos and the remaining 70% be settled in the Foreign Exchange Market which may be deposited in interest-bearing accounts and/or subscribed in LEDIV.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

36. MAIN REGULATIONS (cont.)

36.i) CNV regulatory framework

Information requirements as Settlement and Clearing Agent and Trading Agent

As of the date of issuance of these condensed interim consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV Rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the CNV Rules, the Company is subject to the provisions of Section 5 c), Chapter II, Title VII of the CNV Rules, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV Rules, as of September 30, 2023, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 159.

Documentation keeper

According to the dispositions established in Article 48, Section XII, Chapter IV, Title II of the CNV Rules, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	AdeA Administradora de Archivos S.A., located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.
-	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.
-	Custodia Archivos del Comahue S.A., Parque Industrial Este, Block N Plot 2 - Capital of Neuquén, Province of Neuquen.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in Section 5, Subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

General Resolution No. 941/2022

On October 28, 2022, CNV General Resolution No. 941/2022 was published in the BO, which introduced certain provisions for issuers whose functional currency differs from the legal currency in Argentina, which for their own transactions develop presentation and disclosure accounting policies in which the translation differences originated in the retained earnings and reserves accounts are filed in line with the items originating them.

In this respect, as established in Article 5, Chapter III, Title IV, of the CNV Rules, the table below discloses the translation effect originated in the accounts of “Capital”, “Adjustment to capital”, “Treasury shares” and “Adjustment to treasury shares” of the equity:

	For the nine-month periods ended September 30,
	2023	2022
Balance at the beginning of the fiscal year	686,343	393,570
Other comprehensive income	678,010	175,412

Balance at the end of the period	1,364,353	568,982

In addition, as of September 30, 2023 and 2022, the translation effect corresponding to the “Issuance premiums” account amounts to 223,008 and 93,581, respectively, and is included within “Other comprehensive income”. As of September 30, 2023 and 2022, the translation effect corresponding to the accounts “Share-based benefit plans”, “Acquisition cost of treasury shares” and “Share trading premium” amounts to (18,258) and (5,365), respectively, and is included within “Other comprehensive income”.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the table below shows the balances with associates and joint ventures as of September 30, 2023:

	September 30, 2023
	Other receivables	Other receivables	Trade receivables	Investments in financial assets	Accounts payable
	Non-Current	Current	Current	Non-Current	Current
Joint Ventures:
YPF EE	-	1,342	3,127	1,224	13,438
Profertil	-	75	6,784	-	10,119
MEGA	-	-	26,577	-	39
Refinor	-	-	3,604	-	627
Y-GEN Eléctrica S.A.U. (1)	-	-	-	-	-
OLCLP	-	94	-	-	1,041
Sustentator	-	-	-	-	-
CT Barragán	-	-	2	-	-
OTA	-	1	33	-	458
OTC	-	-	-	-	202

	-	1,512	40,127	1,224	25,924

Associates:
CDS	-	-	2	-	-
YPF Gas	-	419	3,747	-	610
Oldelval	9,373	-	16	1,490	3,784
Termap	-	-	-	-	1,234
GPA	-	-	-	-	102
Oiltanking	-	-	2	1,041	1,785
Gas Austral	-	-	120	-	4

	9,373	419	3,887	2,531	7,519

	9,373	1,931	44,014	3,755	33,443

(1)	Company merged with YPF EE as of January 1, 2023.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The information detailed in the table below shows the balances with associates and joint ventures as of December 31, 2022:

	December 31, 2022
	Other receivables	Other receivables	Trade receivables	Investments in financial assets	Accounts payable
	Non-Current	Current	Current	Non-Current	Current
Joint Ventures:
YPF EE	-	751	1,126	-	7,088
Profertil	-	-	1,382	-	2,171
MEGA	-	-	7,498	-	113
Refinor	-	-	2,345	-	446
Y-GEN Eléctrica S.A.U. (1)	-	-	73	-	-
OLCLP	-	31	-	-	425
Sustentator	-	-	-	-	4
CT Barragán	-	-	-	-	-
OTA	-	-	-	-	54
OTC	-	-	-	-	-

	-	782	12,424	-	10,301

Associates:
CDS	-	-	1	-	-
YPF Gas	-	269	1,575	-	457
Oldelval	-	3,222	3	-	1,914
Termap	-	-	-	-	461
GPA	-	-	-	-	293
Oiltanking	-	-	1	-	688
Gas Austral	-	-	52	-	1

	-	3,491	1,632	-	3,814

	-	4,273	14,056	-	14,115

(1)	Company merged with YPF EE as of January 1, 2023.

The information detailed in the table below shows the transactions with associates and joint ventures for the nine-month periods ended September 30, 2023 and 2022:

	For the nine-month periods ended September 30,
	2023			2022
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	5,441	23,668	111	3,568	11,636	-
Profertil	15,138	28,084	16	7,511	21,812	-
MEGA	56,665	611	268	24,173	394	12
Refinor	17,175	4,900	26	13,645	3,125	1
Y-GEN Eléctrica S.A.U. (1)	-	-	-	-	-	-
OLCLP	179	2,686	-	119	944	-
Sustentator	293	3	-	-	2	-
CT Barragán	3	-	-	6	-	-
OTA	67	1,417	-	2	309	-
OTC	-	743	-	-	-	-

	94,961	62,112	421	49,024	38,222	13

Associates:
CDS	1	-	-	1	-	-
YPF Gas	10,684	1,380	115	7,759	894	2
Oldelval	79	12,124	10	48	4,476	1
Termap	-	4,147	-	-	1,737	-
GPA	-	2,959	-	-	1,716	-
Oiltanking	13	5,105	-	7	2,711	-
Gas Austral	546	9	1	470	2	-

	11,323	25,724	126	8,285	11,536	3

	106,284	87,836	547	57,309	49,758	16

(1)	Company merged with YPF EE as of January 1, 2023.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Receivables / (Liabilities)		Income /(Costs)
		September 30, 2023	December 31, 2022	For the nine-month periods ended September 30,
Customers / Suppliers	Ref.			2023	2022
SGE	(1) (16)	35,576	12,724	46,605	22,540
SGE	(2) (16)	1,392	1,654	1,388	1,580
SGE	(3) (16)	167	167	-	-
SGE	(4) (16)	9,081	1,169	2,687	975
SGE	(5) (16)	6,813	6,813	-	-
Ministry of Transport	(6) (16)	952	1,453	4,634	4,765
AFIP	(7) (16)	838	6,744	7,562	6,744
Secretary of Industry	(8) (16)	-	-	132	320
CAMMESA	(9)	31,368	19,178	76,655	39,656
CAMMESA	(10)	(3,135)	(687)	(9,639)	(2,426)
ENARSA	(11)	25,707	12,522	32,860	15,066
ENARSA	(12)	(37,120)	(17,149)	(21,321)	(4,640)
Aerolíneas Argentinas S.A.	(13)	11,907	15,823	66,677	36,939
Aerolíneas Argentinas S.A.	(14)	(262)	-	(262)	-
Agua y Saneamientos Argentinos S.A.	(15)	1,468	1,700	-	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. See Note 35.d.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2) to the annual consolidated financial statements.
(3)	Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks.
(4)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(5)	Compensation by Decree No. 1,053/2018. See Note 35.c.1) to the annual consolidated financial statements.
(6)	Compensation for providing diesel to public transport of passengers at a differential price.
(7)	Benefits of the RIAIC. See Note 35.e.3) to the annual consolidated financial statements and Note 36.f).
(8)	Incentive for domestic manufacturing of capital goods for the benefit of AESA.
(9)	Sales of fuel oil, diesel and natural gas.
(10)	Purchases of electrical energy.
(11)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(12)	Purchases of natural gas and crude oil.
(13)	Sales of jet fuel.
(14)	Purchases of miles for YPF Serviclub Program.
(15)	Sales of assets held for disposal.
(16)	Income from incentives recognized according to IAS 20. See Note 2.b.11) to the annual consolidated financial statements.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Note 15 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030 identified as investments in financial assets at fair value with changes in results, and National Treasury Bills and Bonds identified as investments in financial assets at amortized cost, see Note 15. Additionally, the Group holds BCRA bills identified as cash and cash equivalents, see Note 16.

Furthermore, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the nine-month periods ended September 30, 2023 and 2022, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 90,788 and 40,792, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of September 30, 2023 and December 31, 2022 amounts to 31,254 and 8,175, respectively. See Note 36 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents, managers with executive functions appointed by the Board of Directors, for the nine-month periods ended September 30, 2023 and 2022:

	For the nine-month periods ended September 30,
	2023	2022
Short-term employee benefits (1)	3,137	1,480
Share-based benefits	182	105
Post-retirement benefits	120	62
Termination benefits	112	926

	3,551	2,573

(1)	Does not include social security contributions of 704 and 347 for the nine-month periods ended September 30, 2023 and 2022, respectively.

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10) to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 667 and 423 for the nine-month periods ended September 30, 2023 and 2022, respectively.

Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the bonus programs for objectives and performance evaluation was 31,284 and 10,022 for the nine-month periods ended September 30, 2023 and 2022, respectively.

Share-based benefit plans

The amount charged to expense in relation with the share-based plans was 392 and 117 to be settled in equity instruments, and 3,411 and 457 to be settled in cash, for the nine-month periods ended September 30, 2023 and 2022, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

39. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	September 30, 2023				December 31, 2022
	Amount in currencies other than the peso		Exchange rate in force (1)	Total	Amount in currencies other than the peso		Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	33		348.95	11,599	19		176.96	3,436
Bolivian peso	7		50.14	349	7		25.43	177
Trade receivables
U.S. dollar	-	(2)	348.95	39	-	(2)	176.96	6
Investments in financial assets
U.S. dollar	11		348.95	3,755	202		176.96	35,664

Total non-current assets				15,742				39,283

Current assets
Other receivables
U.S. dollar	147		348.95	51,402	190		176.96	33,631
Euro	-	(2)	368.32	21	2		189.26	336
Real	8		69.79	558	9		33.94	305
Chilean peso	18,336		0.39	7,151	12,424		0.21	2,609
Pound sterling	-		-	-	1		214.30	156
Trade receivables
U.S. dollar	601		348.95	209,688	598		176.96	105,764
Euro	-	(2)	368.32	7	-	(2)	189.26	4
Chilean peso	8,954		0.39	3,492	18,829		0.21	3,954
Real	62		69.79	4,327	38		33.94	1,290
Investments in financial assets
U.S. dollar	115		348.95	40,198	171		176.96	30,229
Cash and cash equivalents
U.S. dollar	963		348.95	336,092	374		176.96	66,100
Chilean peso	895		0.39	349	1,829		0.21	384
Real	6		69.79	419	12		33.94	407

Total current assets				653,704				245,169

Total assets				669,446				284,452

Non-current liabilities
Provisions
U.S. dollar	2,079		349.95	727,393	2,454		177.16	434,810
Real	10		69.79	698	10		33.94	339
Lease liabilities
U.S. dollar	245		349.95	85,632	272		177.16	48,224
Loans
U.S. dollar	6,567		349.95	2,298,190	5,834		177.16	1,033,550
Real	6		69.79	419	4		33.94	136
Other liabilities
U.S. dollar	108		349.95	37,649	19		177.16	3,302
Accounts payable
U.S. dollar	4		349.95	1,451	4		177.16	732

Total non-current liabilities				3,151,432				1,521,093

Current liabilities
Provisions
U.S. dollar	156		349.95	54,561	133		177.16	23,550
Chilean peso	-		-	-	-		-	-
Income tax
Real	5		69.79	349	5		33.94	170
Taxes payable
Chilean peso	4,474		0.39	1,745	4,495		0.21	944
Real	9		69.79	628	6		33.94	204
Salaries and social security
U.S. dollar	10		349.95	3,533	11		177.16	1,862
Chilean peso	895		0.39	349	-		-	-
Real	3		69.79	209	1		33.94	34
Lease liabilities
U.S. dollar	290		349.95	101,506	294		177.16	52,056
Loans
U.S. dollar	1,365		349.95	477,609	1,024		177.16	181,477
Chilean peso	895		0.39	349	2,519		0.21	529
Real	38		69.79	2,652	57		33.94	1,934
Other liabilities
U.S. dollar	115		349.95	40,405	13		177.16	2,359
Accounts payable
U.S. dollar	1,228		349.95	429,686	1,147		177.16	203,236
Euro	11		370.25	4,198	21		189.92	4,033
Chilean peso	8,054		0.39	3,141	4,281		0.21	899
Pound sterling	-	(2)	426.33	35	-		214.30	95
Yen	9		2.34	21	150		1.35	203
Yuan	-		-	-	-		-	-
Swiss franc	-	(2)	382.33	12	-		191.69	69
Real	52		69.79	3,648	36		33.94	1,231

Total current liabilities				1,124,636				474,885

Total liabilities				4,276,068				1,995,978

(1)	Exchange rate in force at September 30, 2023 and December 31, 2022 according to the BNA.
(2)	Registered value less than 1.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

40. SUBSEQUENT EVENTS

On October 10, 2023, the Company issued NO Class XXVII denominated in U.S. dollars and payable in pesos, maturing in 36 months, to be subscribed mainly in cash and in pesos at the subscription exchange rate and, to a lesser extent, in kind by surrendering NO Class XIV at the swap ratio, in a principal amount of US$ 128 million at an issue price of US$ 135.32 per US$ 100 of nominal value. These NO do not accrue interest.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on the Group’s shareholders´ equity, the net comprehensive income or their disclosure in notes to the financial statements for the period ended as of September 30, 2023, should have been considered in such financial statements under IFRS.

PABLO GERARDO GONZÁLEZ President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 15, 2023	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer